TABLE OF CONTENTS

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.)

Filed by the registrant ☒

Filed by a party other than the registrant ☐

Check the appropriate box:

☐ Preliminary proxy statement   ☐ Confidential, for use of the Commission only (as permitted by Rule 14a-6(e)(2).

☒ Definitive proxy statement.

☐ Definitive additional materials.

☐ Soliciting material pursuant to §240.14a-12.

Hillenbrand Industries, Inc.

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement if Other Than the Registrant)

Payment of filing fee (check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

HILLENBRAND INDUSTRIES

NOTICE OF ANNUAL MEETING

To Be Held April 9, 2002

The annual meeting of shareholders of Hillenbrand Industries, Inc., an Indiana corporation, 700 State Route 46 East, Batesville, Indiana 47006-8835, will be held at the Sherman House, 35 South Main Street, Batesville, Indiana 47006-0067, on Tuesday, April 9, 2002, at 10:00 o'clock a.m., local time (Eastern Standard Time), for the following purposes:

(1) To elect three members to the Board of Directors;

(2) To approve the Hillenbrand Industries, Inc. Stock Incentive Plan;

(3) To ratify the appointment of PricewaterhouseCoopers LLP as independent auditors of Hillenbrand Industries, Inc.; and

(4) To transact such other business as may properly come before the meeting and any adjournment of the meeting.

The Board of Directors has fixed the close of business on February 8, 2002, as the record date for determining which shareholders are entitled to notice of and to vote at the meeting.

By Order of the Board of Directors

Patrick D. de Maynadier
Secretary

March 1, 2002

CONTENTS

HILLENBRAND INDUSTRIES

PROXY STATEMENT

The enclosed proxy is solicited by the Board of Directors of Hillenbrand Industries, Inc. (the "Company"), 700 State Route 46 East, Batesville, Indiana 47006-8835 [telephone (812) 934-7000], for use at the annual meeting of its shareholders to be held at the Sherman House, 35 South Main Street, Batesville, Indiana 47006-0067, on April 9, 2002, at 10:00 a.m., local time (Eastern Standard Time), and at any adjournments of the meeting, and was mailed initially to shareholders on or about March 1, 2002. All shares represented by these proxies will be voted at this meeting in accordance with instructions given by shareholders. Where no instructions are given the shares will be voted (1) in favor of the election of the Board of Directors' nominees for three directors; (2) in favor of the approval of the Hillenbrand Industries, Inc. Stock Incentive Plan; (3) in favor of the ratification of the appointment of PricewaterhouseCoopers LLP as independent auditors of the Company; and (4) in the discretion of the proxy holder upon such other business as may properly come before the meeting.

The purpose of the annual meeting is to vote upon the matters set forth above. The Board of Directors is not aware of any other business which may come before the meeting.

VOTING

The close of business on February 8, 2002, has been fixed as the record date for determining which shareholders are entitled to notice of and to vote at the annual meeting. On February 8, 2002, there were 62,702,716 shares of the Company's common stock issued and outstanding. Each share of common stock is entitled to one vote with respect to every matter submitted to a vote at the meeting. Votes cast by proxy card, telephone, via the internet or in person at the annual meeting will be tabulated by the election inspectors appointed for the meeting. If you vote by telephone or via the internet, you should not return your proxy card. If you choose to vote by mail, please sign, date and return the proxy card in the envelope provided. A proxy may be revoked at any time before it is voted at the meeting by submitting written notice of revocation to the Secretary of the Company or by submitting another timely proxy by telephone, internet or mail. If you hold shares through a broker or other custodian, please check the voting instructions used by that broker or custodian.

Votes Necessary to Adopt Proposals. Directors are elected by a plurality of the votes cast by shareholders entitled to vote at a meeting at which a quorum is present. The approval of the Stock Incentive Plan requires the affirmative vote of the holders of a majority of the outstanding common shares present in person or by proxy and entitled to vote. The affirmative vote of the holders of a majority of the votes cast is required for the ratification of the appointment of the auditors.

A majority of the shares issued and outstanding constitutes a quorum. Under Indiana law, once a share is represented for any purpose at a meeting it is deemed present for quorum purposes for the remainder of the meeting. For matters other than the approval of the Stock Incentive Plan, abstentions, broker non-votes, and instructions on a proxy to withhold authority to vote for one or more of the director nominees will result in fewer votes being cast with respect to a particular issue or nominee. With respect to the approval of the Stock Incentive Plan, abstentions will have the same effect as a vote against such issue and broker non-votes will not be treated as shares entitled to vote and will therefore have no effect.

ELECTION OF DIRECTORS

The Articles of Incorporation and the Code of By-laws of the Company provide that members of the Board of Directors shall be classified with respect to the terms which they shall serve by dividing them into three classes. Each class consists of two to four members. At the upcoming annual meeting, three members of the Board of Directors in Class III shall be elected for a three year term expiring at the 2005 annual meeting, or until their successors are duly elected and qualified. The four directors in Class I and two directors in Class II were each previously elected to three year terms expiring at the 2003 and 2004 annual meetings, respectively. On October 10, 2001, Lawrence R. Burtschy and George M. Hillenbrand II announced their retirements from the Board of Directors of the Company. The Company has announced that it has begun a search for new directors to fill these vacancies, and when new directors are elected by the Board of Directors, the number of members of each of the three classes will be distributed as proportionately as possible.

The enclosed proxy, unless authority is withheld, will be voted in favor of electing as directors the nominees listed for the terms indicated. If any of these nominees should be unable to serve, the enclosed proxy may be voted for a substitute nominee selected by the Board of Directors or the Board of Directors may amend the Code of By-laws of the Company to reduce the number of directors.

NOMINEES:

CLASS III

Nominees to be elected to serve three year terms expiring at the 2005 annual meeting.

Name	Age	Principal Occupation	Served As A Director Since	Shares[1] Beneficially Owned As Of February 8, 2002	Percent of Total Shares Outstanding
John C. Hancock	**72**	**Consultant**	**1980**	**39,475**[2]	**(3)**
John A. Hillenbrand II	**70**	**Personal Investments**	**1981**[4]	**3,155,424**[5][6]	**5.0%**
Frederick W. Rockwood	**54**	**President and Chief Executive Officer of the Company**	**1999**	**147,916**[2]	**(3)**

CLASS I

Serving three year terms expiring at the 2003 annual meeting:

Name	Age	Principal Occupation	Served As A Director Since	Shares[1] Beneficially Owned As Of February 8, 2002	Percent of Total Shares Outstanding
Peter F. Coffaro	**73**	**Chairman of the Board of Pabco Fluid Power Co., Ohio Valley Flooring, and Anchor Flange Company**	**1987**	**57,253**[2]	**(3)**
Edward S. Davis	**70**	**Partner, Hughes Hubbard & Reed LLP**	**1974**	**24,905**[2]	**(3)**
Leonard Granoff	**75**	**President of Granoff Associates**	**1978**	**32,353**[2]	**(3)**
W August Hillenbrand	**61**	**Retired Chief Executive Officer of the Company**	**1972**	**3,716,249**[2][5] **(7)**	**5.9%**

CLASS II

Serving three year terms expiring at the 2004 annual meeting:

Name	Age	Principal Occupation	Served As A Director Since	Shares(1) Beneficially Owned As Of February 8, 2002	Percent of Total Shares Outstanding
Daniel A. Hillenbrand	78	Chairman Emeritus of the Board of the Company	1969	1,843,138(5)(8)	2.9%
Ray J. Hillenbrand	67	Chairman of the Board of the Company	1970	1,978,572(5)(9)	3.2%

STOCK OWNERSHIP OF OTHER NAMED EXECUTIVE OFFICERS:

Name	Age	Principal Occupation	Shares(1) Beneficially Owned As Of February 8, 2002	Percent of Total Shares Outstanding
Scott K. Sorensen	40	Vice President and Chief Financial Officer(10)	28,759(2)	(3)
David L. Robertson	56	Vice President, Administration(11)	53,116(2)	(3)
Kenneth A. Camp	56	President and Chief Executive Officer, Batesville Casket Company, Inc.(12)	45,291(2)	(3)
R. Ernest Waaser	45	President and Chief Executive Officer, Hill-Rom Company, Inc.(13)	7,255(2)	(3)
All directors and executive officers of the Company as a group, consisting of 17 persons			11,158,349(2)(6)(7)(9)(10)	17.6%

(1)   The Company's only class of equity securities outstanding is common stock without par value. The Company is not aware of any person, other than members of the Hillenbrand family as indicated herein, beneficially owning more than five percent (5%) of the Company's common stock. These share figures include the following shares that may be purchased pursuant to stock options that are exercisable within 60 days of February 8, 2002: John C. Hancock, 12,000 shares; John A. Hillenbrand II, 12,000 shares; Frederick W. Rockwood, 115,000 shares; Peter F. Coffaro, 12,000 shares; Edward S. Davis, 12,000 shares; Leonard Granoff, 12,000 shares; W August Hillenbrand, 210,000 shares; Daniel A. Hillenbrand, 12,000 shares; Ray J. Hillenbrand, 12,000 shares; Scott K. Sorensen, 21,667 shares; David L. Robertson, 36,001 shares; Kenneth A. Camp, 38,002 shares; R. Ernest Waaser, 5,000 shares; and all directors and executive officers as a group, 532,038 shares.

(2) These share figures include deferred fees and/or compensation in the form of deferred or restricted shares of common stock held on the books and records of the Company in the following amounts: John C. Hancock, 14,475 shares; Frederick W. Rockwood, 11,301 shares; Peter F. Coffaro, 4,379 shares; Edward S. Davis, 8,905 shares; Leonard Granoff, 4,145 shares; W August Hillenbrand, 163,465 shares; David L. Robertson, 6,181 shares; Kenneth A. Camp, 418 shares; and all directors and executive officers as a group, 216,338 shares.

(3) Ownership of less than one percent (1%) of the total shares outstanding.

(4) John A. Hillenbrand II previously served as a Director of the Company from 1972 to 1979.

(5) John A. Hillenbrand II and Ray J. Hillenbrand are brothers. John A., Ray J. and W August are nephews of Daniel A. Hillenbrand.

(6) Includes 17,240 shares held of record by his wife, Joan L. Hillenbrand; and an aggregate of 2,592,343 shares held of record by trusts for the benefit of his children and grandchildren, by a family partnership and by a family corporation. Mr. Hillenbrand disclaims beneficial ownership of these shares.

(7) Includes 217,174 shares owned of record and beneficially by his wife, Nancy K. Hillenbrand; 2,008,997 shares owned of record by trusts, of which W August Hillenbrand is trustee or co-trustee; 688,716 shares owned of record by a family partnership for the benefit of members of his family; 51,180 shares held of record by a charitable trust, of which Mr. Hillenbrand is a co-trustee; and 302,575 shares held by a limited partnership, of which Mr. Hillenbrand is a limited partner. Mr. Hillenbrand disclaims beneficial ownership of these shares.

(8) Includes 10,400 shares owned of record and beneficially by Daniel A. Hillenbrand's wife, Mary H. Hillenbrand. Mr. Hillenbrand disclaims beneficial ownership of these shares.

(9) Includes 800,000 shares held of record by a trust, of which Ray J. Hillenbrand is trustee; 15,975 shares held of record by a charitable foundation, of which Mr. Hillenbrand is a trustee; and 1,001,501 shares held of record by family partnerships for the benefit of other members of his immediate family. Mr. Hillenbrand disclaims beneficial ownership of these shares.

(10) Mr. Sorensen was elected Vice President and Chief Financial Officer of the Company on March 1, 2001.

(11) Mr. Robertson was elected Vice President, Administration on May 1, 2001. Prior to that had been Vice President, Executive Leadership Development since June 26, 2000, had been Vice President, Administration from December 6, 1999 to June 26, 2000, and had been Vice President, Human Resources since March 23, 1998.

(12) Mr. Camp was elected President and Chief Executive Officer of Batesville Casket Company, Inc., a subsidiary of the Company, on May 1, 2001. He was also elected as a Vice President of the Company on October 8, 2001. Prior to his election to these positions, Mr. Camp has held various other positions within Hillenbrand Industries, Inc. and its subsidiary Batesville Casket Company, Inc.

(13) Mr. Waaser was elected President and Chief Executive Officer of Hill-Rom Company, Inc., a subsidiary of the Company, on January 22, 2001. He was also elected as a Vice President of the Company on October 8, 2001.

Dr. Hancock, who holds a Ph.D. in Electrical Engineering, is a consultant. Until 1988, he was Executive Vice President for Corporate Development and Technology of United Telecommunications, Inc. (Sprint).

John A. Hillenbrand II has managed personal and family investments since 1979. He is also a director of PSI Energy, Inc. of Plainfield, Indiana and Cinergy Corp. of Cincinnati, Ohio. He is also Chairman of Able Body Corporation and Nambé Mills, Inc., and Vice Chairman of Pri-Pak, Inc. Mr. Hillenbrand was employed by and active in the management of the Company prior to his resignation as an officer in 1979.

Mr. Rockwood was elected President and Chief Executive Officer of the Company on December 3, 2000. He served as President of the Company from December 6, 1999 until December 2, 2000. He has been employed by the Company or its subsidiaries since 1977, including the positions of President and Chief Executive Officer of Hillenbrand Funeral Services Group, Inc., President and Chief Executive Officer of Forethought Financial Services, Inc., Senior Vice President of Corporate Planning and Director of Corporate Strategy. He is a member of the Board of Directors of the Advanced Medical Technology Association (AdvaMed).

Mr. Coffaro, a mechanical engineer, has devoted his career to the development of a number of manufacturing and distribution businesses. He is a director of several privately owned companies located in Cincinnati, Ohio.

Mr. Davis, a partner in Hughes Hubbard & Reed LLP, a New York law firm, has practiced law during his entire professional career. He is also a director of Cognitronics Corporation of Danbury, Connecticut.

Mr. Granoff is President and director of Granoff Associates, a privately owned investment company in Providence, Rhode Island.

W August Hillenbrand served as Chief Executive Officer of the Company from 1989 until 2000. Mr. Hillenbrand also served as President of the Company from 1981 until 1999. Prior to his retirement in December 2000, Mr. Hillenbrand had been employed by the Company throughout his business career. He is also a director of DPL Inc. of Dayton, Ohio, and Pella Corporation of Pella, Iowa.

Daniel A. Hillenbrand had been Chairman of the Board since 1972. He retired from that position effective January 17, 2001, and was named Chairman Emertius. Mr. Hillenbrand served as President of the Company from 1972 to 1981, and as Chief Executive Officer from 1972 to 1989. Mr. Hillenbrand had been employed by the Company throughout his business career until his retirement in 1989.

Ray J. Hillenbrand was named as Chairman of the Board of the Company on January 17, 2001. He has been engaged in the management of personal and family investments for much of his career. Mr. Hillenbrand was employed by and active in the management of the Company prior to his resignation as an officer in 1977.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Securities Exchange Act of 1934, the Company's directors, its executive officers and any person holding more than ten percent of the Company's common stock are required to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock of the Company. The Company is required to report in this proxy statement any failure to file or late filing occurring during its fiscal year ended December 1, 2001. Based solely on a review of filings furnished to the Company and other information from reporting persons, the Company believes that all of these filing requirements were satisfied by its directors, executive officers and ten percent beneficial owners.

ABOUT THE BOARD OF DIRECTORS
(INCLUDING DIRECTOR COMPENSATION)

The Board of Directors has the following standing committees: an Executive Committee, a Finance Committee, an Audit Committee and a Compensation Committee. The Company does not have a nominating committee. During 2001, the Board of Directors of the Company held 11 meetings.

Since October 8, 2001, the Executive Committee has consisted of Messrs. John C. Hancock, Ray J. Hillenbrand (Chairman) and Frederick W. Rockwood. Until October 8, 2001, the Executive Committee of the Board of Directors consisted of Messrs. Lawrence R. Burtschy, Daniel A. Hillenbrand (Chairman), George M. Hillenbrand II, John A. Hillenbrand II, Ray J. Hillenbrand, W August Hillenbrand and Frederick W. Rockwood. The Executive Committee advises the Chief Executive Officer on business decisions of significant impact and on the business in general. Subject to limitations provided by law or the Code of By-laws, the Executive Committee exercises the power and authority of the Board of Directors as may be necessary during the intervals between meetings of the Board. The Executive Committee did not meet during 2001.

The Finance Committee of the Board of Directors consists of Messrs. Daniel A. Hillenbrand, John A. Hillenbrand II, Ray J. Hillenbrand (Chairman), W August Hillenbrand and Frederick W. Rockwood. The Finance Committee reviews financial policies and procedures of the Company. It also makes recommendations to the Board of Directors on dividend policy, issuance and sale or repurchase of Company securities, and the investment of Company funds, including pension and thrift plans. The Finance Committee also advises on proposed acquisitions and divestments. During 2001, the Finance Committee held four meetings.

Since October 8, 2001, the Audit Committee has consisted of Messrs. Peter F. Coffaro, Leonard Granoff, John C. Hancock (Chairman), John A. Hillenbrand II and Ray J. Hillenbrand. Until January 17, 2001, the Audit Committee of the Board of Directors consisted of Messrs. Peter F. Coffaro, Edward S. Davis (Chairman) and Daniel A. Hillenbrand. On January 17, 2001, Ray J. Hillenbrand replaced Daniel A. Hillenbrand on the Audit Committee. The Audit Committee has general oversight responsibilities with respect to the Company's financial reporting and financial controls. It annually recommends to the Board of Directors of the Company independent accountants for appointment by the Board of Directors as independent auditors of the Company. The Audit Committee reviews the services to be performed by the independent auditors; makes a determination regarding the possible effect of the performance of such services on the independence of the auditors; reviews and discusses with management and the independent auditors the Company's financial statements and the reports submitted by the independent auditors; and takes such action with respect to such reports as it deems appropriate. In addition, the Audit Committee reviews the annual program for the internal audit of the operational procedures of the Company and the effectiveness of the internal audit function; receives and reviews reports submitted by the internal auditing staff; and reviews the adequacy of the Company's internal accounting controls and standards. During 2001, the Audit Committee held five meetings.

Since October 8, 2001, the Compensation Committee has consisted of Messrs. Peter F. Coffaro, Leonard Granoff, John C. Hancock (Chairman) and Ray J. Hillenbrand. Until January 17, 2001, the Compensation Committee of the Board of Directors consisted of Messrs. Peter F. Coffaro, Edward S. Davis (Chairman), John C. Hancock, Daniel A. Hillenbrand and W August Hillenbrand. On January 17, 2001, Ray J. Hillenbrand replaced Daniel A. Hillenbrand on the Compensation Committee. The Compensation Committee annually reviews the performance contributions of the officers of the Company and determines adjustments to the base salaries of those officers, subject to ratification by the Board of Directors. The Compensation Committee also has general oversight responsibility for other compensation programs of the Company and reviews the structure, cost effectiveness, and competitive position of the Company's compensation programs. On October 8, 2001, the Performance Compensation Committee of the Board (which consisted of Messrs. Peter F. Coffaro, Edward

S. Davis, John C. Hancock and Ray J. Hillenbrand (Chairman)) was abolished and the Compensation Committee was given the additional responsibility of administering the Company's stock option plans and stock based awards and making awards and establishing performance targets under the Company's bonus and incentive plans. During 2001, the Compensation Committee held 11 meetings.

During the Company's 2001 fiscal year, with the exception of the Chairman, each Director who was not a salaried officer or employee of the Company received an annual retainer of $23,000 and a fee of $3,500 for each Board of Directors meeting attended. During 2001, the retainer for the Chairman was increased to $100,000 annually. The Chairman received a prorated retainer of $80,000 during 2001. Directors who are not salaried officers or employees who are members of the Executive, Finance, Audit, or Compensation Committee received $1,500 for each committee meeting attended. Additionally, beginning in April 2001, the chairman of each of the committees received an additional annual retainer of $5,000. Directors were reimbursed for expenses incurred as a result of attendance at Board or committee meetings. Directors of the Company may defer receipt of directors' fees otherwise payable to them by the Company. Under the Company's 1996 Stock Option Plan, each non-employee Director receives a non-qualified stock option to purchase 4,000 shares of common stock each year, all of which vest twelve months after the grant date and expire in ten years. See "Approval of the Stock Incentive Plan" below for information about future stock option awards that will be made to non-employee Directors if the shareholders approve the Stock Incentive Plan at the Annual Meeting. On July 10, 2001, Peter F. Coffaro, Edward S. Davis, Leonard Granoff and John C. Hancock were each awarded 4,112 phantom shares of common stock under the Company's Director Phantom Stock Plan. One-half of the phantom shares vested immediately and one-half vested on December 31, 2001. The phantom shares are an unsecured obligation of the Company and will be paid in common stock of the Company following the earliest to occur of the director's death, the director's total and permanent disability or the director's ceasing to serve as a member of the Board. Dividends paid on the Company's common stock will be deemed to have been paid on the director's phantom shares and will be deemed to be reinvested in phantom stock. Non-employee Directors are also eligible to participate in the Company's group term life insurance program in which premiums are paid by the Company. Death benefits, which are age related, range from $45,000 to $150,000.

During 2000, the Company and W August Hillenbrand entered into an agreement providing for Mr. Hillenbrand's retirement from the Company on December 2, 2000 and his continued consulting services, non-competition and other obligations to the Company until September 18, 2005. Pursuant to that agreement, during fiscal 2001, the Company paid Mr. Hillenbrand $907,000, and medical and other benefits having a value of approximately $46,000.

EXECUTIVE COMPENSATION

The following tabulation and notes set forth the compensation paid or accrued by the Company during the three fiscal years ended December 1, 2001, December 2, 2000 and November 27, 1999 to the Chief Executive Officer and each of the other four most highly compensated executive officers.

Summary Compensation Table

| | | | | | | | Long Term Compensation | |
| | | | Annual Compensation | | | Awards | | Payouts | |
Name And Principal Position (as of December 1, 2001)	Year	Salary $	Bonus $	Other Annual Compensation $ (1)	Restricted Stock Award(s) $ (2)	Securities Underlying Options #(3)	LTIP Payouts $(4)	All Other Compensation $(5)
FREDERICK W. ROCKWOOD (6)	2001	$913,327	$1,428,570	$ 217,692	$ 0	135,000	$1,420,126	$ 94,537
President and Chief Executive	2000	$596,162	$ 845,863	(7)	$ 0	30,000	$ 133,991	$ 25,212
Officer	1999	$392,673	$ 368,463	(7)	$556,250	40,000	$ 244,160	$ 22,890
SCOTT K. SORENSEN (8)	2001	$293,888	$ 465,000	$ 170,924	$497,550	75,000	$ 179,600	$ 11,670
Vice President and Chief	2000	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Financial Officer	1999	N/A	N/A	N/A	N/A	N/A	N/A	N/A
DAVID L. ROBERTSON (9)	2001	$316,346	$ 254,000	$ 15,034	$ 66,563	25,000	$ 333,465	$ 12,206
Vice President, Administration	2000	$306,154	$ 276,364	$ 25,895	$ 0	15,000	$ 0	$ 13,832
	1999	$238,077	$ 0	$ 27,509	$139,063	18,000	$ 0	$ 12,626
KENNETH A. CAMP (10)	2001	$301,923	$ 241,346	(7)	$ 66,563	35,000	$ 425,504	$ 12,632
President and Chief Executive	2000	$222,272	$ 139,662	(7)	$ 0	10,000	$ 71,915	$ 14,337
Officer, Batesville Casket Company, Inc.	1999	$196,022	$ 124,115	(7)	$ 0	18,000	$ 36,788	$ 13,078
R. ERNEST WAASER (11)	2001	$289,904	$ 523,875	(7)	$ 76,275	35,000	$ 182,513	$ 15,594
President and Chief Executive	2000	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Officer, Hill-Rom Company, Inc.	1999	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)   Consists of above market interest earned on deferred compensation, the cost of perquisites and other personal benefits provided by the Company. Included in the 2001 amount for Frederick W. Rockwood is $150,337 for reimbursement of purchase of Company stock under the perquisite component of the Company's Senior Executive Compensation Program. Included in the 2001 amount for Scott K. Sorensen is $133,989 for relocation expenses. Included in the 2001 amount for David L. Robertson is $9,600 and $2,542 for automobile allowance and above market interest earned, respectively.

(2)   These amounts represent awards of deferred stock which will be issued in shares of common stock of the Company upon satisfaction of certain vesting conditions. As of December 1, 2001 the number of shares and value of deferred stock held are as follows:

	Deferred Stock	
	# Shares	$
Frederick W. Rockwood	20,913	$ 1,100,860
Scott K. Sorensen	10,122	$ 532,822
David L. Robertson	6,754	$ 355,530
Kenneth A. Camp	1,525	$ 80,276
R. Ernest Waaser	1,519	$ 79,960

Frederick W. Rockwood was awarded 20,000 deferred stock shares on October 5, 1999, which will vest on October 5, 2002. Scott K. Sorensen was awarded 10,000 deferred stock shares on March 1, 2001, 5,000 of which vested January 1, 2002 and 5,000 of which will vest on January 1, 2003. David L. Robertson was awarded 5,000 deferred stock shares on October 5, 1999, which will vest on October 5, 2002, and he was awarded 1,500 deferred stock shares on January 17, 2001 which will vest on January 17, 2004. Kenneth A. Camp was awarded 1,500 deferred stock shares on January 17, 2001, which will vest on January 17, 2004. R. Ernest Waaser was awarded 1,500 deferred stock shares on March 8, 2001, which will vest on January 1, 2003. Dividends paid on the Company common stock will be deemed to have been paid with regard to the deferred stock shares awarded and deemed to be reinvested in Company common stock at the market value on the date of such dividend, and will be paid in additional shares on the vesting date of the underlying award.

(3) All options were granted pursuant to the Company's 1996 Stock Option Plan.

(4) The amounts appearing in this column are the values as of December 1, 2001, December 2, 2000 and November 27, 1999 of the performance shares earned under the Senior Executive Compensation Program for the 1999-2001, 1998-2000 and 1997-1999 performance cycles, respectively. During 2001, the Company decided to cease awards under this component of the Program and offered executives the opportunity to receive a prorated payment in Company shares in exchange for termination of outstanding awards. The December 1, 2001 values include the following prorated amounts paid in connection with termination of the 2000-2002 and 2001-2003 cycles: Mr. Rockwood, $1,332,295; Mr. Sorensen, $179,600; Mr. Robertson, $333,465; Mr. Camp, $327,261; and Mr. Waaser, $182,513.

(5) All Other Compensation earned or allocated in 2001 is as follows:

Name	401(k) Contributions	Split Dollar Life Insurance Benefits
Frederick W. Rockwood	$ 3,400	$ 91,137
Scott K. Sorensen	$ 3,400	$ 8,270
David L. Robertson	$ 3,400	$ 8,806
Kenneth A. Camp	$ 3,400	$ 9,232
R. Ernest Waaser	$ 3,400	$ 12,194

The value of the Split Dollar Life Insurance Benefits is calculated as the corporate premium paid less the present value of that amount at rollout.

(6) On December 3, 2000, Mr. Rockwood was elected as President and Chief Executive Officer of the Company. He has served as President of the Company since December 6, 1999.

(7) Amounts do not exceed disclosure thresholds established under SEC rules.

(8) On March 1, 2001, Mr. Sorensen was elected Vice President and Chief Financial Officer of the Company. Prior to that date he was not employed by the Company.

(9) Mr. Robertson was elected Vice President, Administration on May 1, 2001 and Vice President, Executive Leadership Development from June 26, 2000 to May 1, 2001. Prior to that he served as Vice

President, Administration since December 6, 1999, and Vice President, Human Resources since March 23, 1998.

(10) Mr. Camp was elected President and Chief Executive Officer of Batesville Casket Company, Inc. on May 1, 2001. He was also elected as a Vice President of the Company on October 8, 2001. Prior to his election to these positions, Mr. Camp has held various other positions within Hillenbrand Industries, Inc. and Batesville Casket Company, Inc.

(11) Mr. Waaser was elected President and Chief Executive Officer of Hill-Rom Company, Inc. on January 22, 2001. He was also elected as a Vice President of the Company on October 8, 2001. Prior to that, he was not employed by the Company or its subsidiaries.

Option Grants in Last Fiscal Year

The following table sets forth certain information concerning stock option grants to the named executive officers during the fiscal year ended December 1, 2001.

	Individual Grants				
Name	Number of Securities Underlying Options Granted #(1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)	Expiration Date	Grant Date Present Value (2)
Frederick W. Rockwood	60,000	6.07%	$45.34375	01/15/11	$ 777,378
	75,000	7.58%	$50.11000	11/09/11	$ 1,073,865
Scott K. Sorensen	50,000	5.06%	$48.64000	04/09/11	$ 694,910
	25,000	2.53%	$50.11000	11/09/11	$ 357,955
David L. Robertson	10,000	1.01%	$45.34375	01/15/11	$ 129,563
	15,000	1.52%	$50.11000	11/09/11	$ 214,773
Kenneth A. Camp	10,000	1.01%	$45.34375	01/15/11	$ 129,563
	10,000	1.01%	$48.64000	04/09/11	$ 138,982
	15,000	1.52%	$50.11000	11/09/11	$ 214,773
R. Ernest Waaser	15,000	1.52%	$48.64000	04/09/11	$ 208,473
	20,000	2.02%	$50.11000	11/09/11	$ 286,364

(1) All options were granted pursuant to the Company's 1996 Stock Option Plan. The options were granted at an exercise price equal to the fair market value of the Company's Common Stock on the date of grant. The options were granted for terms of ten years, and vest one-third on each of the first three anniversaries of the date of grant. In the event of a change of control of the Company, the unvested portions of the options will be subject to accelerated vesting. No stock appreciation rights were granted to executive officers in fiscal 2001.

(2) Option values were calculated on the basis of the Black-Scholes option pricing model. Options were assumed to be exercised 5.98 years after the date of grant. Other assumptions used for the valuations are a risk-free interest rate of 4.47%, stock price volatility of .2589 and annual dividend yield of 1.59%. The actual value realized by an officer from exercise of the options will depend on the market value of the Company's common stock on the dates the options are exercised.

Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year-End Option Values

The following table sets forth certain information concerning option exercises during fiscal year 2001 by the named executive officers and unexercised options held by such officers as of December 1, 2001:

| Name | Shares Acquired On Exercise | Value Realized | Number of Securities Underlying Unexercised Options at Fiscal Year-End | | Value of Unexercised In-the-Money Options at Fiscal Year-End | |
			Exercisable	Unexercisable	Exercisable	Unexercisable
Frederick W. Rockwood	0	$ 0	76,667	168,333	$ 495,838	$ 1,071,462
Scott K. Sorensen	0	$ 0	0	75,000	$ 0	$ 263,250
David L. Robertson	0	$ 0	25,001	40,999	$ 235,367	$ 351,040
Kenneth A. Camp	0	$ 0	25,335	47,665	$ 228,690	$ 336,605
R. Ernest Waaser	0	$ 0	0	35,000	$ 0	$ 110,600

Long Term Incentive Plans – Awards
In Last Fiscal Year

The following table gives information regarding long term incentive plan awards made during fiscal year 2001 to each of the named executive officers.

| Name | Number of Shares, Unites or Other Rights (1) | Performance or Other Period Until Maturation or Payout(2) | Estimated Future Payouts Under Non-Stock Price-Based Plans(2) | | |
			Threshold #	Target (Shares)	Maximum (Shares)
Frederick W. Rockwood	12,572	2001/2003	1	12,572	25,144
Scott K. Sorensen	3,329	2001/2003	1	3,329	6,658
David L. Robertson	2,616	2001/2003	1	2,616	5,232
Kenneth A. Camp	3,560	2001/2003	1	3,560	7,120
R. Ernest Waaser	3,383	2001/2003	1	3,383	6,766

_____

(1)   Performance share award based on participation in the Senior Executive Compensation Program. Payout of award is dependent on specified levels of shareholder value created during a three year period. The number of shares shown in the Target column will be earned if 100% of targeted shareholder value created is achieved. Incremental amounts above the threshold will be earned as incremental shareholder value is created and the maximum number of shares is based on achievement of 200% of the targeted shareholder value created.

(2)   At the end of 2001, each of the named executives entered into an agreement with the Company to voluntarily terminate all outstanding awards under the long-term component of the Program in exchange for a final payment that was prorated through the end of 2001.

Split Dollar Life Insurance Plan

The Hillenbrand Industries Split Dollar Life Insurance Plan covers key employees of the Company and provides split dollar pre- and post-retirement coverage. Under this plan pre-retirement employee death benefits range from $600,000 to $5,000,000. At retirement the coverage is scheduled to be reduced by 50%. Each covered employee owns an individual policy and the premium is a shared responsibility between the employee and the Company. The Company pays the majority of the premiums subject to a collateral assignment agreement with the employee owner of the policy. The policy matures at age 65 or after the employee has been in the plan for 15 years, whichever is later. At policy maturity or termination the Company's cash value share, up to its cumulative premium payments on the policy, is transferred from the policy back to the Company. The remaining cash value is controlled by the employee owner of the policy.

Agreements with Executive Officers

During 2001, the Company entered into Change in Control Agreements (the "Agreements") with certain officers, including Frederick W. Rockwood, Scott K. Sorensen, David L. Robertson, Kenneth A. Camp, and R. Ernest Waaser. The Agreements are intended to encourage continued employment by the Company of its key management personnel and to allow such personnel to be in a position to provide assessment and advice to the Board of Directors regarding any proposed Change in Control without concern that such personnel might be unduly distracted by the uncertainties and risks created by a proposed Change in Control.

The Agreements provide for payment of specified benefits upon the Company's termination of the executive's employment (other than on account of death, disability, retirement, or "cause") in anticipation of or within two years (three years in the case of Mr. Rockwood) after a Change in Control, or upon the executive's termination of employment for "good reason" within two years (three years in the case of Mr. Rockwood) after a Change in Control. Mr. Rockwood's Agreement also provides for the payment of the specified benefits in the event he terminates employment for any reason during the 30-day period following the first anniversary of the Change in Control. The benefits to be provided by the Company upon a Change in Control under any of the above circumstances are: (i) a lump sum payment in cash equal to two times (three times in the case of Mr. Rockwood) the executive's annual base salary; (ii) continued health and medical insurance for the executive and his dependents and continued life insurance coverage for the executive for 24 months (36 months in the case of Mr. Rockwood), with the right to purchase continued medical insurance (at COBRA rates) from the end of this period until the executive reaches retirement age; (iii) a cash payment in lieu of certain perquisites; and (iv) an increase to the monthly pension benefit otherwise payable to the executive calculated by giving him credit for two additional years of age and service (or, in the case of Mr. Rockwood, the years of age and service he would have earned had he continued in employment through December 31, 2004, if greater). In addition, upon a Change in Control, whether or not the executive's employment is terminated, all outstanding stock options, restricted stock and deferred stock awards will become fully vested and the executive will be deemed to have earned all outstanding short-term incentive compensation and performance share compensation awards to the extent such awards would have been earned if all performance targets for the relevant period were achieved 100%. Mr. Rockwood's Agreement provides that if he receives payments that would be subject to the excise tax on excess parachute payments imposed by Section 4999 of the Internal Revenue Code, he will be entitled to receive an additional "gross-up" payment in an amount necessary to put him in the same after-tax position as if such excise tax had not been imposed. The Agreements for the other named executive officers provide for a similar "gross-up" payment, except that if the value of all "parachute payments" to an executive does not exceed 120% of the maximum "parachute payment" that could be paid to him without giving rise to the excise tax, the payments otherwise called for by the Agreement will be reduced to the maximum amount which would not give rise to the excise tax. Assuming a Change in Control had occurred on December 1, 2001, the named executive officers would have received cash lump sum payments upon a termination of employment covered by the Agreements in approximately the following amounts: Frederick W. Rockwood — $4,424,000; Scott K. Sorensen - $1,191,000; David L. Robertson — $889,000; Kenneth A. Camp — $1,017,000 and R. Ernest Waaser — $1,046,000. The preceding amounts do not take into account the "gross-up" payments, enhanced pension benefits, insurance benefits, and the vesting of stock option, restricted stock and deferred stock awards.

Under the Agreements, a "Change in Control" is defined generally as (i) the acquisition of beneficial ownership of 35% or more of the voting power of all Company voting securities by a person or group at a time when such ownership is greater than that of the members of the Hillenbrand Family; (ii) the consummation of certain mergers or consolidations; (iii) the failure of a majority of the members of the Company's Board of Directors to consist of Current Directors (defined as any director on the date of the Agreements and any director whose election was approved by a majority of the then-Current Directors); (iv) the consummation of a sale of substantially all of the assets of the Company; or (v) the date of approval by the shareholders of the Company of a plan of complete liquidation of the Company.

Pension Plan

The Hillenbrand Industries, Inc. Pension Plan (the "Pension Plan") and a supplemental pension plan cover officers of the Company and other employees. Directors of the Company who are not employees of the Company or one of its subsidiaries are not eligible to participate in these plans. Contributions to the Pension Plan by the Company are made on an actuarial basis, and no specific contributions are determined or set aside for any individual. The Company does not make contributions to the supplemental plan.

Employees, including officers of the Company, who retire under the Pension Plan receive fixed benefits calculated by means of a formula that takes into account the highest average annual calendar year base salary earned over five consecutive years and the employee's years of service. The following table shows approximate representative pension benefits under the Pension Plan and the supplemental plan based on a single life annuity commencing at age 65 for the compensation and years of service indicated:

Approximate Annual Pension Upon Retirement At Age 65

Highest Average Base Salary for any Period of 5 Consecutive Years	5 Years of Service	10 Years of Service	15 Years of Service	20 Years of Service	25 Years of Service	30 Years of Service	35 Years of Service	40 Years of Service
$ 100,000	$ 6,000	$ 11,000	$ 17,000	$ 23,000	$ 28,000	$ 34,000	$ 40,000	$ 45,000
$ 200,000	$14,000	$ 27,000	$ 41,000	$ 55,000	$ 68,000	$ 82,000	$ 96,000	$109,000
$ 300,000	$22,000	$ 43,000	$ 65,000	$ 87,000	$ 108,000	$ 130,000	$152,000	$173,000
$ 400,000	$30,000	$ 59,000	$ 89,000	$ 119,000	$ 148,000	$ 178,000	$208,000	$237,000
$ 500,000	$38,000	$ 75,000	$ 113,000	$ 151,000	$ 188,000	$ 226,000	$264,000	$301,000
$ 600,000	$46,000	$ 91,000	$ 137,000	$ 183,000	$ 228,000	$ 274,000	$320,000	$365,000
$ 700,000	$54,000	$ 107,000	$ 161,000	$ 215,000	$ 268,000	$ 322,000	$376,000	$429,000
$ 800,000	$62,000	$ 123,000	$ 185,000	$ 247,000	$ 308,000	$ 370,000	$432,000	$493,000
$ 900,000	$70,000	$ 139,000	$ 209,000	$ 279,000	$ 348,000	$ 418,000	$488,000	$557,000
$ 1,000,000	$78,000	$ 155,000	$ 233,000	$ 311,000	$ 388,000	$ 466,000	$544,000	$621,000

The credited years of service under the Pension Plan and the supplemental pension plan as of December 31, 2001 for the officers named in the table are as follows: Frederick W. Rockwood — 24 years; Scott K. Sorensen — 6 years; David L. Robertson – 19 years; Kenneth A. Camp – 21 years; and R. Ernest Waaser – 1 year.

The Internal Revenue Code limits the amount of benefits which may be paid under a qualified pension plan, such as the Company's Pension Plan. The supplemental pension plan is a non-qualified, unfunded pension plan for senior executives through which the Company pays the amounts which could not otherwise be paid under the Pension Plan because of the limitations established by the Internal Revenue Code. Benefits under the Pension Plan and supplemental plan are not subject to deductions for Social Security or other offset amounts.

COMPENSATION COMMITTEE'S REPORT

The Compensation Committee of the Board of Directors has prepared the following report for inclusion in this proxy statement. This report sets forth the compensation policies applicable to the Company's executive officers and the relationship of corporate performance to executive compensation.

COMPENSATION PHILOSOPHY

The Company's compensation programs reflect a long-standing and strongly held belief in the principle of performance oriented compensation. The values that are integral to the design and operation of the Company's compensation administration and plan designs include:

- creating long term shareholder value as the cornerstone of the Company's compensation philosophy

- linking compensation programs to the achievement of business strategies in each subsidiary

- having financial objectives at the subsidiary level that reflect the performance expectations of the Company for that entity

- emphasizing variable pay rather than fixed compensation

Performance expectations reflect the Company's commitment to achieve goals. When expectations are met or exceeded, variable compensation should be paid; to the extent expectations are not met, variable compensation should not be paid.

Through the end of 2001, the compensation package for the senior executives of the Company was comprised of base salary, an annual cash incentive opportunity, a three-year performance share opportunity, perquisites, stock options, and other benefits which are generally available in companies of similar size. At the end of 2001, the Committee determined to discontinue the three-year performance share aspect of the compensation program.

During 2001, the Committee engaged a nationally recognized independent compensation and benefits consulting firm to evaluate the effectiveness of the Company's compensation and benefit programs and to provide the Committee with additional expertise in the evaluation of the Company's compensation practices. The compensation consulting firm evaluates proposals made by the Company to the Committee to assure independence in the review, approval or rejection of compensation changes recommended by the Company. This firm works directly for the Committee and performs no services to the Company other than those directed by the Committee.

COMPENSATION ELEMENTS

1. BASE SALARY

At the senior executive level, base salaries are conservative when compared with companies of similar size and financial performance. Emphasis in the Company's compensation programs is placed on variable or "at risk" compensation rather than on base salary. The Committee reviews the base salaries of the executive officers on an annual basis. Adjustments to base salaries result from an assessment of the performance contributions of each executive in relationship to that executive's scope of responsibility. The Committee also examines the overall competitive position of the base salaries of its executive officers in relation to companies of similar size and financial performance. The Committee maintains an appropriate position for other compensation elements, i.e., short term incentive compensation, perquisite compensation, long term incentive compensation, and other benefit programs including life insurance and pension benefits. The Company rewards the creation of sustainable long term shareholder value.

The 2001 salary of Frederick W. Rockwood reflects his promotion to President and Chief Executive Officer of the Company at the beginning of fiscal 2001. Effective July 2, 2001 the Board of Directors acted on the recommendation of the Committee to increase the compensation of Mr. Rockwood by 3.5%. Prior to making the adjustment the Committee reviewed the year to date performance of each of the subsidiaries, the financial performance of the Company, and the performance contributions of Mr. Rockwood in relationship to performance objectives, such as achievement of shareholder value targets, and made an assessment of the degree to which he was contributing to the creation of long term shareholder value. The Committee also reviewed competitive compensation information provided by an independent compensation consulting firm prior to recommending to the Board of Directors the adjustment to Mr. Rockwood's base salary. The Committee also utilized the services of an independent compensation consulting firm to provide marketplace competitive information regarding base salaries of executive officers. The base salaries of executive officers of the Company were compared with those of other diversified manufacturing firms, and with base salary practices of companies who have generated total shareholder returns similar to those of the Company. Other executive officers were granted adjustments to their base salaries at the same time based both upon their performance contributions, such as attainment of continuous improvement in their areas of responsibility and management of cash flow during the preceding twelve months, and upon marketplace comparisons. Adjustments to the base salaries of the other executive officers were also determined by the Committee and ratified by the Board of Directors. Executive officers may elect to defer all or a portion of their base salary to be paid at the end of the deferral period in cash with interest accrued at the prime rate.

2. PERQUISITES

Executive officers of the Company are eligible for perquisite compensation in an amount equal to 10% of the participant's base salary (or such other limits as may be imposed by the Committee). Perquisite compensation may be used to pay for supplemental health care, insurance benefits, financial planning assistance, club membership fees or Company common stock. All or a portion of perquisite compensation may be deferred to be paid in cash at the end of the deferral period.

3. INCENTIVE COMPENSATION

a. SHORT TERM INCENTIVE COMPENSATION

Under the terms of the Senior Executive Compensation Program, the Committee establishes specific financial objectives, and may establish non-financial objectives, for each subsidiary and for the Company overall. Each subsidiary is measured and rewarded based upon its performance contributions, and the Company is measured and rewarded based upon the performance of the Company and its subsidiaries overall. Short term financial performance objectives are established annually at levels which generally represent significant improvement over prior years' results. The Committee established these objectives to maintain the appropriate balance between the short and long term performance expectations of shareholders.

The amount of short term incentive compensation is determined by first establishing a performance base ("Performance Base") and a target ("Target") for the Company and each subsidiary. The Performance Base and Target for the Company's Chief Executive Officer and Vice Presidents and chief executive officers of the subsidiaries are recommended by the Chief Executive Officer of the Company and approved by the Committee. The Performance Base and Target for other participants who are employees of the Company are established and approved by the Chief Executive Officer of the Company and the Performance Base and Target for participants who are employees of subsidiaries of the Company are established by the chief executive officer of such subsidiary. The Performance Base and Target for the Chief Executive Officer of the Company are directly related to net income and, to a lesser extent, cash flow of the Company.

Under the terms of the Program, short term incentive compensation opportunity is equal to 60% of base salary for the Chief Executive Officer and President of the Company; 50% of base salary in the case of the Chief Financial Officer of the Company and chief executive officers of the subsidiaries; 40% of base salary for other corporate or subsidiary senior executives; and 30% for all other executive participants. For executive officers of the Company during the 2001 fiscal year, the plan provided for short term incentive compensation ranging from 0% of the above scale upon achievement of the Performance Base up to 200% of the above scale upon achievement of the Target, according to a formula recommended by the Chief Executive Officer of the Company and approved by the Committee.

Short term incentive compensation is calculated for each senior executive participant at the end of each fiscal year. Short term incentive compensation is payable in cash after forty days, but within seventy-five days, after the end of the fiscal year. All or a portion of short term incentive compensation may be deferred by the employee and invested either in cash or common stock to be paid at the end of the deferral period.

Executive officers of the Company were awarded cash bonuses in January 2002 based upon the achievement of net income and cash flow objectives established by the Committee at the beginning of the 2001 fiscal year. Because the Target performance of the Company was exceeded, Frederick W. Rockwood earned the maximum short-term incentive compensation payment, under the Program. In addition, based on the results of the Company and his personal performance, the Committee approved an additional discretionary bonus in the amount of $329,670 to Mr. Rockwood.

b. LONG TERM INCENTIVE COMPENSATION

Under the terms of the Senior Executive Compensation Program, the Committee reviews the business plans of each of the subsidiaries and the performance expectations of the Company overall at the commencement of each fiscal year. The performance history and expected performance contributions of each subsidiary and the Company provide the foundation for the Committee to establish performance objectives for long term compensation programs.

The Committee has annually recommended to the Board of Directors the establishment and administration of the Company's long term incentive compensation, designated participants in the long term component of the Program, and established the shareholder value creation objectives for each subsidiary and for the Company for each year's three-year cycle of the Program. These objectives were determined after a review of a mathematically calculated analysis of a shareholder's risk-adjusted expectation for return on an investment in the Company's common stock. For the executive officers of the Company, the base for the three-year cycle was established by taking the prior year's net income and dividing it by the weighted average cost of capital for the Company. During the three-year cycle, the positive and negative cash flows are measured and adjusted to account for their time value to the Company. At the end of the three-year period, the Company's net income is again capitalized by dividing it by the Company's weighted average cost of capital. The result of these calculations is compared with the present value of the base year's capitalized net income to determine if shareholder value exceeded calculated shareholder expectations. The level of performance so determined represents the minimum level of performance which must be achieved for payment of long term incentive compensation. At the start of each three-year cycle, the Committee established a maximum level of shareholder value creation for which incentive compensation will be paid.

At the commencement of each three-year cycle a performance opportunity for each participant was established. That opportunity was equal to 50% of base salary for the Chief Executive Officer and President of the Company; 45% of base salary in the case of a chief executive officer of a subsidiary; 30% of base salary for corporate or subsidiary senior executives; and 20% of base salary for all other executive participants. That opportunity was divided by the preceding year's average share price of the Company's common stock to determine the tentative award in shares of common stock. At the conclusion of the performance cycle the extent to which the financial performance of the Company exceeded the calculated expectations of shareholders was determined. To the extent that calculated shareholder expectations were met or exceeded, the range of award could be from 0 to 200% of the opportunity established for each executive at the outset of the cycle. All or a portion of long term performance compensation earned may be deferred by the employee.

During the 1999/2001 cycle, certain subsidiaries exceeded the minimum performance levels established at the commencement of the performance cycle, and therefore payments were made to certain executive officers, including Frederick W. Rockwood and Kenneth A. Camp for performance relating to their service with a subsidiary of the Company during portions of that three-year cycle. No other payments were made to listed executive officers because performance targets for the Company were not met for the cycle.

At the end of the 2001 cycle, the Compensation Committee reviewed the compensation programs for executives of the Company and its subsidiaries. It determined to cease future awards under the three-year cycle of the Program, and it authorized the payout of all existing awards of three-year cycles by offering executives the opportunity to receive a prorated payment through the end of 2001 in exchange for termination of all outstanding awards under the long-term component of the Program. The Compensation Committee will continue to review whether adjustments are advisable to the other components of the compensation packages for senior executives, increasing the level of stock option grants and short term incentive compensation, or adopting alternative long-term incentives.

c. STOCK OPTIONS AND DEFERRED STOCK

The Company's 1996 Stock Option Plan, which was approved by the Company's shareholders in 1997, provides for the opportunity to grant stock options to officers, other key employees and non-employee directors to help align those individuals' interests with those of shareholders, to motivate executives to make strategic long-term decisions, and to better enable the Company to attract and retain capable directors and executive personnel.

Officers and other key employees were granted stock options during the 2001 fiscal year. These options vest over a three year period. In connection with its evaluation of the 1996 Stock Option Plan, the Committee utilized the services of an independent consulting compensation firm to provide marketplace competitive information as well as the practices of companies who have generated similar total shareholder returns. The Committee determined that the number of shares available for future grants under the 1996 Stock Option Plan is insufficient for the Company's needs, and that the plan does not provide adequate flexibility for the Committee to design incentive awards which could be used to replace the recently-terminated performance share component of the Senior Executive Compensation Program. Accordingly, the Committee has recommended to the Board, and the Board has adopted, subject to shareholder approval, the Stock Incentive Plan, attached hereto as Appendix A, which is being presented for shareholder approval at this annual meeting.

From time to time, the Company has made deferred stock awards to executives of the company for various reasons, as presented in footnote 2 of the Summary Compensation Table.

* * *

Section 162(m) of the Internal Revenue Code limits tax deductibility of certain executive compensation in excess of $1 million per year unless certain requirements are met. The Senior Executive Compensation Program, the 1996 Stock Option Plan and the Stock Incentive Plan are designed to meet these requirements. The Stock Incentive Plan being presented to shareholders will enable the Committee to grant awards which satisfy the Section 162(m) requirements as well as those which do not. The policy of the Committee related to these requirements is to maintain a compensation program which maximizes the creation of long term shareholder value. The Committee's intention is to comply with the requirements of Section 162(m) except in those limited cases where the Committee believes shareholder interests are best served by another approach. The grants of certain deferred stock awards in 2001 did not satisfy the requirements of Section 162(m).

Respectfully submitted to the Company's shareholders by the Compensation Committee of the Board of Directors.

BY: COMPENSATION COMMITTEE

Peter F. Coffaro
Leonard Granoff
John C. Hancock (Chairman)
Ray J. Hillenbrand

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Peter F. Coffaro, Edward S. Davis, John C. Hancock, Daniel A. Hillenbrand, Ray J. Hillenbrand and W August Hillenbrand served on the Compensation Committee during portions of 2001. Daniel A. Hillenbrand was Chief Executive Officer of the Company until April 11, 1989, and Chairman of the Board of the Company until January 17, 2001. Ray J. Hillenbrand has served as Chairman of the Board of the Company since January 17, 2001. W August Hillenbrand was Chief Executive Officer of the Company until December 2, 2000. Edward S. Davis is a partner in the law firm of Hughes Hubbard & Reed LLP. The Company retains Hughes Hubbard & Reed LLP as legal counsel.

COMPANY STOCK PERFORMANCE

The following graph compares the cumulative total return for common stock of the Company with the S & P 500 Index and S & P Manufacturing (Diversified Industrial) Index:

Date	Hillenbrand	S&P 500	S&P Mfg
1996	$100	$100	$100
1997	$123	$129	$118
1998	$158	$159	$133
1999	$ 97	$192	$159
2000	$148	$184	$185
2001	$156	$162	$189

The graph assumes $100 invested in November 1996. Total return assumes that all dividends are reinvested when received.

-18-

APPROVAL OF THE STOCK INCENTIVE PLAN

The Company is seeking shareholder approval of the Hillenbrand Industries, Inc. Stock Incentive Plan (the "Plan") which was adopted by the Board of Directors on January 15, 2002 subject to shareholder approval. If the Plan is approved by shareholders, no additional awards will be made under the Company's 1996 Stock Option Plan, and the 1996 plan will terminate except as to outstanding awards.

The purposes of the Plan are to enable the Company and its subsidiaries to attract, retain and reward officers, other key employees and non-employee directors, and to strengthen the mutuality of interests between such persons and the Company's shareholders by offering such persons an equity interest in the Company and thereby enabling them to participate in the long-term success and growth of the Company. Awards under the Plan may be in the form of stock options, stock appreciation rights, restricted stock, deferred stock, and bonus stock.

Principal Provisions of the Plan

The following summary of the Plan is qualified in its entirety by reference to the full text of the Plan set forth in Appendix A to this Proxy Statement.

Shares. The total number of shares of the Company's common stock available for issuance under the Plan is 5,000,000 plus 294,611 shares which were previously authorized for use in the Company's 1996 Stock Option Plan and which were available for grant under that plan as of the date of adoption of the Stock Incentive Plan.

Shares awarded under the Plan may be authorized but unissued shares or shares that have been issued and reacquired by the Company. The exercise of a stock appreciation right for cash or the payment of any award in cash shall not count against the Plan's share limit. To the extent a stock option is surrendered for cash or terminates without having been exercised, or an award terminates without the holder having received payment of the award, or shares awarded are forfeited, the shares subject to such award will be available for future awards under the Plan. In addition, shares surrendered to the Company in payment of the option price or withheld by the Company to satisfy the award holder's tax liability with respect to an award will not count against the share limit and will become available for issuance under the Plan.

Administration. The Plan is administered with respect to awards to employees by either the full Board or a committee of the Board, and with respect to awards to non-employee directors, by the full Board. (The Board or Committee so acting is referred to in this description as the "Administrator.") The Administrator is authorized to, among other things, grant and set the terms of awards under the Plan; amend such awards (which would permit repricing); waive compliance with the terms of such awards; interpret the terms and provisions of the Plan and awards granted under it; adopt administrative rules and practices governing the Plan; and make all factual and other determinations needed for administration of the Plan. The terms of an award under the Plan may vary from participant to participant.

Eligibility. Awards under the Plan may be made by the Administrator, in its discretion, to all employees, officers, and directors of the Company and of any entity which is more than 50% owned, directly or indirectly, by the Company. Awards may also be made to prospective employees, officers, and directors, to become effective only upon their commencement of employment or service. There were approximately 10,200 eligible employees and 8 non-employee directors as of February 8, 2002. Award recipients are selected by the Administrator, in its sole discretion, from among those eligible. The maximum number of shares which may be subject to awards granted to an employee in any fiscal year is 200,000 shares of common stock with respect to the aggregate of stock options and stock appreciation rights, and an additional 100,000 shares with respect to the aggregate of restricted stock, deferred stock, and bonus stock awards.

In addition to awards which may be granted to non-employee directors by the Board in its discretion, the Plan provides for an automatic annual grant of an option to purchase 4,000 shares of common stock to each non-employee director. The terms of such automatic option grants are described below.

Automatic Grants to Directors. In addition to any other award which may be granted under the Plan, each non-employee director will automatically be granted an option (a "Director Option") to purchase 4,000 shares of common stock each year on the first business day after the close of the Company's annual meeting of shareholders. The exercise price of the Director Options will be the fair market value of the common stock on the date of grant, and they will have a 10-year term. Each Director Option will become fully exercisable and vested on the first anniversary of the date of grant, provided that the optionee continues to be a director on such date. If a director's service on the Board is terminated by reason of death, his Director Options will become immediately exercisable and may be exercised until the first anniversary of his death (but not beyond the end of the option term). If the director's service on the Board is terminated for any other reason, his Director Options which were exercisable at the time of his termination may be exercised for three years from the date of termination (but not beyond the end of the option term), and any non-exercisable Director Options will terminate immediately. Director Options may be transferred to specified family members, trusts, and family partnerships, and to any other persons or entities as may be permitted by the Board.

Discretionary Awards. The Plan authorizes the Administrator to grant awards to employees, including officers, and non-employee directors on such terms as it may determine in its sole discretion. Awards may be granted alone or in tandem with other types of awards under the Plan. A summary of the types of awards available under the Plan is set forth below.

1. *Stock Options.* Incentive stock options ("ISOs") and non-qualified stock options may be granted for such number of shares of common stock as the Administrator determines. A stock option will be exercisable and vest at such times, over such term and subject to such terms and conditions as the Administrator determines, at an exercise price determined by the Administrator. (ISOs are subject to restrictions as to exercise period and price as required by the Internal Revenue Code and may be granted only to employees.) Payment of the exercise price may be made in such manner as the Administrator may provide, including cash, delivery of shares of common stock already owned or subject to award under the Plan, "attestation" of common stock ownership, broker-assisted "cashless exercise," or any other manner determined by the Administrator. The Administrator may provide that the stock options will be transferable. Upon an optionee's termination of service, the option will be exercisable to the extent determined by the Administrator, either in the initial grant or an amendment thereto. The Administrator may provide that an option which is outstanding on the date of an optionee's death will remain outstanding for an additional period after the date of such death, notwithstanding that such option would have expired earlier under its terms.

2. *Stock Appreciation Rights ("SARs").* Upon the exercise of an SAR, the Company will pay to the holder in cash, common stock or a combination thereof (the method of payment to be at the discretion of the Administrator), an amount equal to the excess of the fair market value of the common stock on the exercise date over the amount determined by the Administrator (generally, the exercise price of options granted in tandem with SARs or the fair market value of the common stock on the date of SAR grant), multiplied by the number of SARs being exercised. The Administrator may also grant "limited SARs" that will be exercisable only within the 60 days after a "Change in Control" of the Company (as defined in the Plan). The Administrator may provide that in the event of a Change in Control, SARs or limited SARs will be paid on the basis of the "Change in Control Price" (as defined in the Plan).

3. *Restricted Stock.* Restricted stock is stock which has been issued, subject to forfeiture. In making an award of restricted stock, the Administrator will determine the periods, if any, during which the stock is subject to forfeiture, and the purchase price, if any, for the stock. The vesting of restricted stock (i.e., the point at which it becomes non-forfeitable) may be conditioned upon the completion of a specified period of service with the Company or a subsidiary, the attainment of specific performance goals, or such other criteria as the Administrator may determine. During the restricted period, the award holder may not sell, transfer, pledge or assign the restricted stock, except as may be permitted by the Administrator. The certificate evidencing the restricted stock will be registered in the holder's name, although the Administrator may direct that it remain in the possession of the Company until the restrictions have lapsed. Except as may otherwise be provided by the Administrator, upon the termination of the award holder's service for any reason during the period before the restricted stock has vested, or in the event the conditions to vesting are not satisfied, all restricted stock that has not vested will be subject to forfeiture and the Administrator may provide that any purchase price paid by the holder, or an amount equal to the restricted stock's fair market value on the date of forfeiture, if lower, shall be paid to the holder. During the restricted period, the holder will have the right to vote the restricted stock and to receive any cash dividends, if so provided by the Administrator. Stock dividends will be treated as additional shares of restricted stock and will be subject to the same terms and conditions as the initial grant, unless otherwise provided by the Administrator.

4. *Deferred Stock*. A deferred stock award represents the Company's agreement to deliver shares of common stock (or their cash equivalent) at a specified future time. Such delivery may be conditioned upon the completion of a specified period of service, the attainment of specific performance goals or such other criteria as the Administrator may determine, or may provide for the unconditional delivery of shares (or their cash equivalent) on the specified date. In making an award of deferred stock the Administrator will determine the period during which receipt of the common stock will be deferred, and the period, if any, during which the award is subject to forfeiture, and may provide for the issuance of stock pursuant to the award without payment therefor. At the end of the deferral period, and assuming the satisfaction of any condition(s) to vesting of the award, the award will be settled in shares of common stock, cash equal to the fair market value of such stock, or a combination thereof, as provided by the Administrator. During the deferral period set by the Administrator, the award holder may not sell, transfer, pledge or assign the deferred stock award. In the event of termination of service before the deferred stock award has vested, the award will be forfeited, except as may be provided by the Administrator. Deferred stock will carry no voting rights until such time as shares of common stock are actually issued. The Administrator has the right to determine whether and when dividend equivalents will be paid with respect to a deferred stock award.

5. *Bonus Stock*. A bonus stock award is a grant of stock to the recipient without payment of money, or the sale of stock at a discounted price. The Administrator may condition the award of bonus stock upon the attainment of specified performance objectives or upon such other criteria as the Administrator may determine. However, once the shares are issued, they are not subject to vesting conditions.

Performance Awards. The Administrator may designate any awards under the Plan as "Performance Awards" which are intended to be granted and administered in a manner which would qualify as "performance-based compensation" for purposes of Section 162(m) of the Internal Revenue Code. Either the granting or vesting of a Performance Award will be subject to the achievement of performance objectives specified by the Administrator. The performance objectives specified for a particular award may be based on one or more of the following criteria, which the Administrator may apply to the Company on a consolidated basis and/or to a business unit, and which the Administrator may use either as an absolute measure, as a measure of improvement relative to prior performance, or as a measure of comparable performance relative to a peer group of companies: sales, operating profits, operating profits before taxes, operating profits before interest expense and taxes, net earnings, earnings per share, return on equity, return on assets, return on invested capital, total shareholder return, cash flow, debt to equity ratio, market share, stock price, economic value added, and market value added.

Although the Administrator generally has the power to amend awards and to waive conditions to the vesting of awards, this power may be exercised with respect to Performance Awards only to the extent that it would not cause the award to fail to qualify under Section 162 (m).

Deferrals of Awards. The Administrator may permit an award recipient to elect to defer receipt of any award for a specified period or until a specified event, upon such terms as are determined by the Administrator.

Change in Control Provisions. If there is a Change in Control of the Company, unless otherwise determined by the Administrator, all stock options and SARs which are not then exercisable will become fully exercisable and vested; the restrictions and vesting conditions applicable to restricted stock and deferred stock will lapse and such shares and awards will be deemed fully vested; and the Administrator, in its sole discretion, may accelerate the payment date of all restricted stock and deferred stock. Unless the Administrator provides otherwise, to the extent the cash payment of any award is based on the fair market value of common stock, such fair market value shall be the Change in Control Price. A "Change in Control" is defined in the Plan in the same manner as in the Change in Control Agreements with the named executive officers. (See "Executive Compensation – Agreements with Executive Officers" above.) The "Change in Control Price" is generally the highest price per share paid for the Company's common stock in the open market or paid or offered in any transaction related to a Change in Control at any time during the 90-day period ending with the Change in Control.

Amendment. The Plan is of unlimited duration. The Plan may be discontinued or amended by the Board of Directors, except that no amendment or discontinuation may adversely affect any outstanding award without the holder's written consent. Amendments may be made without shareholder approval except as required to satisfy stock exchange or regulatory requirements.

Adjustment. In the case of certain changes in the Company's structure affecting the common stock, appropriate adjustments may be made by the Board, in its sole discretion, in order to prevent dilution or enlargement of benefits, in the number of shares reserved under the Plan, the number of shares as to which awards can be granted to any individual in any fiscal year, in the number and kind of shares or other property subject to awards then outstanding under the Plan and, where applicable, the amount to be paid by the award holders or the Company pursuant to awards under the Plan. In addition, upon certain corporate transactions the Board may, in its discretion, (1) accelerate the vesting and/or payment date of awards, (2) cash-out outstanding awards, (3) provide for the assumption of outstanding awards by a surviving or transferee company, (4) provide that in lieu of shares of Company common stock, the award recipient will be entitled to receive the consideration he would have received for such shares in the transaction (or the value of such consideration in cash), and/or (5) require stock options to be either exercised prior to the transaction or forfeited.

Certain Federal Income Tax Consequences

The following is a summary of certain federal income tax aspects of stock options which may be awarded under the Plan based upon the laws in effect on the date hereof.

Non-Qualified Stock Options. No income is recognized by the optionee at the time a non-qualified option is granted. Upon exercise of the option, the optionee recognizes ordinary income in an amount equal to the excess of the fair market value of the shares on the date of exercise over the option price. At disposition of the shares, any appreciation after the date of exercise is treated as capital gain.

Incentive Stock Options. An optionee generally will not recognize income upon the exercise of an Incentive Stock Option during the period of his/her employment with the Company or one of its subsidiaries or within three months after termination of employment. (The optionee also will not recognize income upon the exercise of an Incentive Stock Option within 12 months after the optionee's termination of employment by reason of permanent and total disability, or within the remaining term of the option following the optionee's death). However, the "spread" between the fair market value of the shares at the time of exercise and the exercise price is includible in the calculation of alternative minimum taxable income for purposes of the alternative minimum tax. The exercise of an Incentive Stock Option after the expiration of the specified time periods results in such exercise being treated in the same manner as the exercise of a non-qualified stock option.

If the optionee holds the shares received throughout the "ISO holding period," which is both the two-year period after the ISO was granted and the one-year period after the exercise of the ISO, the optionee will recognize capital gain or loss when he/she disposes of the shares. Such gain or loss will be measured by the difference between the exercise price and the amount received for the shares at the time of disposition. If the shares acquired upon exercise of an ISO are disposed of before the end of the ISO holding period, the disposition is a "disqualifying disposition" which causes the optionee to recognize ordinary income in an amount generally equal to the lesser of (i) the excess of the value of the shares on the option exercise date over the exercise price or (ii) the excess of the amount received upon disposition of the shares over the exercise price. Any excess of the amount received upon disposition of the shares over the value of the shares on the exercise date will be taxed to the optionee as capital gain.

Company Deductions. As a general rule, the Company or one of its subsidiaries will be entitled to a deduction for federal income tax purposes at the same time and in the same amount that an employee or director recognizes ordinary income from awards under the Plan, to the extent such income is considered reasonable compensation under the Internal Revenue Code. The Company will not, however, be entitled to a deduction with respect to payments which are contingent upon a change in control if such payments are deemed to constitute "excess parachute payments" pursuant to Section 280G of the Code and do not qualify as reasonable compensation pursuant to that Section; such payments will subject the recipients to a 20% excise tax. In addition, the Company will not be entitled to a deduction to the extent compensation in excess of $1 million is paid to an executive officer named in the proxy statement who was employed by the Company at year-end, unless the compensation qualifies as "performance based" under Section 162(m) of the Code.

Miscellaneous

The closing price of the common stock on the New York Stock Exchange Composite Tape on February 8, 2002 was $59.79.

The Board of Directors recommends that shareholders vote FOR the approval of the Stock Incentive Plan.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors (the "Committee") is composed of five directors, each of whom satisfies the definition of independent director as established in the New York Stock Exchange Listing Standards. The Committee operates under a written charter adopted by the Board of Directors which was reviewed and revised during the past fiscal year and is attached as Appendix B to this Proxy Statement.

Management is responsible for the Company's internal controls, financial reporting process and compliance with laws and regulations and ethical business standards. The independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and the issuance of a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

In this context, the Committee has reviewed and discussed the consolidated financial statements with management and PricewaterhouseCoopers LLP ("PwC"), the Company's independent auditors. Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. PwC discussed with the Committee matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

PwC also provided to the Committee the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). PwC informed the Audit Committee that it was independent with respect to the Company within the meaning of the securities acts administered by the Securities and Exchange Commission and the requirements of the Independence Standards Board, and PwC discussed with the Committee that firm's independence with respect to the Company.

Based upon the Committee's discussions with management and PwC and the Committee's review of the representation of management and the report of PwC to the Committee, the Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 1, 2001.

AUDIT COMMITTEE

Peter F. Coffaro
Leonard Granoff
John C. Hancock, Chairman
John A. Hillenbrand II
Ray J. Hillenbrand

RATIFICATION OF APPOINTMENT OF AUDITORS

Subject to shareholder ratification, the Board of Directors of the Company has appointed the firm of PricewaterhouseCoopers LLP ("PwC"), certified public accountants, as independent auditors to make an examination of the consolidated financial statements of the Company for its fiscal year ending September 30, 2002. The appointment was made upon the recommendation of the Audit Committee. PwC served as the independent auditors of the Company for the year ended December 1, 2001. A representative of PwC will be present at the annual meeting with an opportunity to make a statement, if he so desires, and will be available to respond to appropriate questions.

Audit Fees

In aggregate, PwC fees billed for professional services rendered in the audit of the Company's annual consolidated financial statements for the fiscal year ended December 1, 2001 and in reviewing interim consolidated financial statements, as included in quarterly reports on Form 10-Q for that fiscal year, were $820,287.

Financial Information Systems Design and Implementation Fees

During fiscal year 2001, PwC did not render any information technology services to the Company relating to financial information systems design and implementation.

All Other Fees

In aggregate, PwC billed the Company $5,543,591 in fees for all non-audit and non-financial information systems design and implementation services rendered by PwC in 2001. These services included a variety of federal, state and international tax consulting projects, statutory audits of a number of the Company's insurance operations, employee benefit plan audits, transaction services consulting, routine consulting on various financial reporting matters and various other consultations. The Audit Committee considered whether the non-audit services provided by PwC to the Company are compatible with PwC's independence.

The Board of Directors recommends that the shareholders vote FOR the ratification of the appointment of PricewaterhouseCoopers LLP as independent auditors of the Company.

COST OF SOLICITATION

The entire cost of solicitation of proxies by the Board of Directors will be borne by the Company. In addition to the use of the mails, proxies may be solicited by personal interview, facsimile, telephone, electronic communication and telegram by directors, officers and employees of the Company. The Company expects to reimburse brokers or other persons for their reasonable out-of-pocket expenses in forwarding proxy material to beneficial owners.

SHAREHOLDER PROPOSALS

The next annual meeting of the shareholders of the Company is tentatively scheduled to be held on February 13, 2003, and the mailing of proxy materials for that meeting is expected to occur during the week of January 6, 2003. Pursuant to the Code of By-laws of the Company, any proposal by a shareholder may not be presented at the annual meeting to be held in 2003 unless it is delivered to or mailed and received by the Secretary at the Company's principal offices in Batesville, Indiana, not later than 100 days prior to the anniversary of the April 9, 2002 annual meeting (i.e., by December 31, 2002 for the meeting to be held in 2003). Based on the scheduled meeting date, in order to be considered for inclusion in the proxy statement and form of proxy relating to that meeting, any proposal by a shareholder which is to be presented at the annual meeting to be held in 2003 must be received at the Company's principal executive offices in Batesville, Indiana, not later than September 12, 2002.

INCORPORATION BY REFERENCE

Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that incorporates this proxy statement by reference, the Audit Committee Report and its Charter, the Compensation Committee's Report and the graph Comparison of Five Year Cumulative Total Return shall not be incorporated by reference into any such filings.


Patrick D. de Maynadier
Secretary


March 1, 2002

HILLENBRAND INDUSTRIES, INC.
STOCK INCENTIVE PLAN

SECTION 1. Purpose and Types of Awards

1.1 The purposes of the Hillenbrand Industries, Inc. Stock Incentive Plan (the *"Plan"*) are to enable Hillenbrand Industries, Inc. (the *"Company"*) to attract, retain and reward its employees, officers and directors, and strengthen the mutuality of interests between such persons and the Company's shareholders by offering such persons an equity interest in the Company and thereby enabling them to participate in the long-term success and growth of the Company.

1.2 Awards under the Plan may be in the form of (i) Stock Options; (ii) Stock Appreciation Rights; (iii) Restricted Stock; (iv) Deferred Stock; and/or (v) Bonus Stock. Awards may be free-standing or granted in tandem. If two awards are granted in tandem, the award holder may exercise (or otherwise receive the benefit of) one award only to the extent he or she relinquishes the tandem award.

SECTION 2. Definitions

"*Board*" shall mean the Board of Directors of the Company.

"*Bonus Stock*" shall mean an award described in Section 10 of the Plan.

"*Code*" shall mean the Internal Revenue Code of 1986, as amended from time to time.

"*Committee*" shall mean the committee of the Board designated by the Board to administer the Plan, or if no committee is designated, and in any case with respect to awards to non-employee directors, the entire Board.

"*Common Stock*" shall mean the common stock of the Company, without par value.

"*Company*" shall mean Hillenbrand Industries, Inc. and its successors.

"*Deferred Stock*" shall mean an award described in Section 9 of the Plan.

"*Director Option*" shall mean a Stock Option granted under Section 12 of the Plan.

"*Employee*" shall mean an employee of the Company or of any Subsidiary of the Company.

"*Fair Market Value*" of the Common Stock on any date shall mean the value determined in good faith by the Committee, by formula or otherwise; provided, however, that unless the Committee determines to use a different measure, the fair market value of the Common Stock shall be the average of the high and the low sales prices of the Common Stock (on such exchange or market as is determined by the Board to be the primary market for the Common Stock) on the date in question (or if shares of Common Stock were not traded on such date, then on the next preceding trading day on which a sale of Common Stock occurred).

"*Incentive Option*" shall mean a Stock Option granted under the Plan which both is designated as an Incentive Option and qualifies as an incentive stock option within the meaning of Section 422 of the Code.

"**_Non-Employee Director_**" shall mean a director of the Company who is not employed by the Company or any of its Subsidiaries.

"**_Non-Qualified Option_**" shall mean a Stock Option granted under the Plan which either is designated as a Non-Qualified Option or does not qualify as an incentive stock option within the meaning of Section 422 of the Code.

"**_Optionee_**" shall mean any person who has been granted a Stock Option under the Plan or who is otherwise entitled to exercise a Stock Option.

"**_Option Period_**" shall mean, with respect to any portion of a Stock Option, the period after such portion has become exercisable and before it has expired or terminated.

"**_Plan_**" shall mean the Hillenbrand Industries, Inc. Stock Incentive Plan.

"**_Relationship_**" shall mean the status of employee, officer, or director of the Company or any Subsidiary of the Company.

"**_Restricted Stock_**" shall mean an award described in Section 8 of the Plan.

"**_Stock Appreciation Right_**" shall mean an award described in Section 7 of the Plan.

"**_Stock Option_**" shall mean an Incentive Option or a Non-Qualified Option, and, unless the context requires otherwise, shall include Director Options.

"**_Subsidiary_**" shall mean any corporation, partnership, joint venture or other entity in which the Company owns, directly or indirectly, more than 50% of the ownership interests.

SECTION 3. Administration

3.1 The Plan shall be administered by the Committee. Notwithstanding anything to the contrary contained herein, only the Board shall have authority to grant awards to Non-Employee Directors and to amend and interpret such awards.

3.2 The Committee shall have the following authority and discretion with respect to awards under the Plan: to grant and amend (provided however that no amendment shall impair the rights of the award holder without his or her written consent) awards to eligible persons under the Plan; to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall deem advisable; to interpret the terms and provisions of the Plan and any award granted under the Plan; and to make all factual and other determinations necessary or advisable for the administration of the Plan. In particular, and without limiting its authority and powers, the Committee shall have the authority and discretion:

> (a) to select the persons to whom awards will be granted from among those eligible;

> (b) to determine the number of shares of Common Stock to be covered by each award granted hereunder subject to the limitations contained herein;

> (c) to determine the terms and conditions of any award granted hereunder, including, but not limited to, any vesting or other restrictions based on such continued employment, performance objectives and such other factors as the Committee may establish, and to determine whether the terms and conditions of the award have been satisfied;

(d) to determine the treatment of awards upon an Employee's retirement, disability, death, termination for cause or other termination of employment, or during a leave of absence or upon a Non-Employee Director's termination of Relationship;

(e) to determine that the award holder has no rights with respect to any dividends declared with respect to any shares covered by an award or that amounts equal to the amount of any dividends declared with respect to the number of shares covered by an award (i) will be paid to the award holder currently or (ii) will be deferred and deemed to be reinvested or (iii) will otherwise be credited to the award holder;

(f) to determine whether, to what extent, and under what circumstances Common Stock and other amounts payable with respect to an award will be deferred either automatically or at the election of an award holder, including providing for and determining the amount (if any) of deemed earnings on any deferred amount during any deferral period;

(g) to amend the terms of any award, prospectively or retroactively; provided, however, that no amendment shall impair the rights of the award holder without his or her written consent;

(h) after considering any accounting impact to the Company, to substitute new Stock Options for previously granted Stock Options, or for options granted under other plans or agreements, in each case including previously granted options having higher option prices;

(i) to determine, pursuant to a formula or otherwise, the Fair Market Value of the Common Stock on a given date;

(j) after considering any accounting impact to the Company, to provide that the shares of Common Stock received as a result of an award shall be subject to a right of repurchase by the Company and/or a right of first refusal, in each case subject to such terms and conditions as the Committee may specify;

(k) to adopt one or more sub-plans, consistent with the Plan, containing such provisions as may be necessary or desirable to enable awards under the Plan to comply with the laws of other jurisdictions and/or qualify for preferred tax treatment under such laws; and

(l) to delegate such administrative duties as it may deem advisable to one or more of its members or to one or more Employees or agents.

3.3 The Committee shall have the right to designate awards as "Performance Awards." The grant or vesting of a Performance Award shall be subject to the achievement of performance objectives established by the Committee based on one or more of the following criteria, in each case applied to the Company on a consolidated basis and/or to a business unit and which the Committee may use as an absolute measure, as a measure of improvement relative to prior performance, or as a measure of comparable performance relative to a peer group of companies: sales, operating profits, operating profits before taxes, operating profits before interest expense and taxes, net earnings, earnings per share, return on equity, return on assets, return on invested capital, total shareholder return, cash flow, debt to equity ratio, market share, stock price, economic value added, and market value added.

3.4 All determinations and interpretations made by the Committee pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company and award holders. Determinations by the Committee under the Plan relating to the form, amount, and terms and conditions of awards need not be uniform, and may be made selectively among persons who receive or are eligible to receive awards under the Plan, whether or not such persons are similarly situated.

3.5 The Committee shall act by a majority of its members at a meeting (present in person or by conference telephone) or by unanimous written consent.

3.6 No member of the Board or the Committee, nor any officer or Employee of the Company or its Subsidiaries acting on behalf of the Board or the Committee, shall be personally liable for any action, determination or interpretation taken or made with respect to the Plan or any award hereunder. The Company shall indemnify all members of the Board and the Committee and all such officers and Employees acting on their behalf, to the extent permitted by law, from and against any and all liabilities, costs and expenses incurred by such persons as a result of any act, or omission to act, in connection with the performance of such persons' duties, responsibilities and obligations under the Plan.

SECTION 4. Stock Subject to Plan

4.1 The total number of shares of Common Stock which may be issued under the Plan shall be 5,000,000, plus 294,611 shares previously authorized for use in the Company's 1996 Stock Option Plan, subject to adjustment as provided in Section 4.4. Such shares may consist of authorized but unissued shares or shares that have been issued and reacquired by the Company. The exercise of a Stock Appreciation Right for cash or the payment of any award in cash shall not count against this share limit.

4.2 To the extent a Stock Option is surrendered for cash or terminates without having been exercised, or an award terminates without the holder having received payment of the award, or shares awarded are forfeited, the shares subject to such award shall again be available for distribution in connection with future awards under the Plan. Shares of Common Stock equal in number to the shares surrendered in payment of the option price, and shares of Common Stock which are withheld in order to satisfy federal, state or local tax liability, shall not count against the above limit, and shall again be available for awards under the Plan.

4.3 No Employee shall be granted Stock Options and/or Stock Appreciation Rights with respect to more than 200,000 shares of Common Stock in any fiscal year, and no Employee shall be granted Restricted Stock, Deferred Stock and/or Bonus Stock awards with respect to more than 100,000 shares of Common Stock in any fiscal year, subject to adjustment as provided in Section 4.4.

4.4 In the event of any merger, reorganization, consolidation, sale of substantially all assets, recapitalization, stock dividend, stock split, spin-off, split-up, split-off, distribution of assets or other change in corporate structure affecting the Common Stock such that an adjustment is determined by the Board in its discretion to be appropriate, after considering any accounting impact to the Company, in order to prevent dilution or enlargement of benefits under the Plan, then the Board shall, in such a manner as it may in its discretion deem equitable, adjust any or all of (i) the aggregate number and kind of shares reserved for issuance under the Plan, (ii) the number and kind of shares as to which awards may be granted to any individual in any fiscal year, (iii) the number and kind of shares or other property subject to outstanding awards, and (iv) the exercise price of outstanding Stock Options and any other amounts to be paid by award holders or the Company, as the case may be, with respect to outstanding awards.

In addition, upon the dissolution or liquidation of the Company or upon any reorganization, merger, or consolidation as a result of which the Company is not the surviving corporation (or survives as a wholly-owned subsidiary of another corporation), or upon a sale of substantially all the assets of the Company, the Board may, after considering any accounting impact to the Company, take such action as it in its discretion deems appropriate to (i) accelerate the time when awards vest and/or may be exercised and/or may be paid, (ii) cash out outstanding Stock Options and/or other awards at or immediately prior to the date of such event, (iii) provide for the assumption of outstanding Stock Options or other awards by surviving, successor or transferee corporations, (iv) provide that in lieu of shares of Common Stock of Company, the award recipient shall be entitled to receive the consideration he would have received in such transaction in exchange for such shares of Common Stock (or the Fair Market Value thereof in cash), and/or (v) provide that Stock Options shall be exercisable for a period of at least 10 business days from the date of receipt of a notice from the Company of such proposed event, following the expiration of which period any unexercised Stock Options shall terminate.

The Board's determination as to which adjustments shall be made under this Section 4.4 and the extent thereof shall be final, binding and conclusive.

4.5 No fractional shares shall be issued or delivered under the Plan. The Committee shall determine whether the value of fractional shares shall be paid in cash or other property, or whether such fractional shares and any rights thereto shall be cancelled without payment.

SECTION 5. Eligibility

5.1 The persons who are eligible for awards under Sections 6, 7, 8, 9, and 10 of the Plan are Employees, officers and directors of the Company or of any Subsidiary of the Company. In addition, awards under such Sections may be granted to prospective Employees, officers, or directors but such awards shall not become effective until the recipient's commencement of employment or service with the Company or a Subsidiary. Incentive Options may be granted only to Employees and prospective Employees. Award recipients under the Plan shall be selected from time to time by the Committee, in its sole discretion, from among those eligible.

5.2 Non-Employee Directors shall be granted awards under Section 12 in addition to any awards which may be granted to them under other Sections of the Plan.

SECTION 6. Stock Options

6.1 The Stock Options awarded to Employees under the Plan may be of two types: (i) Incentive Options and (ii) Non-Qualified Options. To the extent that any Stock Option granted to an Employee does not qualify as an Incentive Option, it shall constitute a Non-Qualified Option. All Stock Options awarded to persons who are not Employees shall be Non-Qualified Options.

6.2 Subject to the following provisions, Stock Options awarded under Section 6 of the Plan shall be in such form and shall have such terms and conditions as the Committee may determine.

    (a) Option Price. The option price per share of Common Stock purchasable under a Stock Option shall be determined by the Committee, and, after considering any accounting impact to the Company, may be less than the Fair Market Value of the Common Stock on the date of the award of the Stock Option.

    (b) Option Term. The term of each Stock Option shall be fixed by the Committee.

    (c) Exercisability. Stock Options shall be exercisable and shall vest at such time or times and subject to such terms and conditions as shall be determined by the Committee. The Committee may impose different schedules for exercisability and vesting. After considering any accounting impact to the Company, the Committee may waive any exercise or vesting provisions or accelerate the exercisability or vesting of the Stock Option at any time in whole or in part.

(d) Method of Exercise. Stock Options may be exercised in whole or in part at any time during the Option Period by giving the Company notice of exercise in the form approved by the Committee (which may be written or electronic) specifying the number of whole shares to be purchased, accompanied by payment of the aggregate option price for such shares. Payment of the option price shall be made in such manner as the Committee may provide in the award, which may include (i) cash (including cash equivalents), (ii) delivery (either by actual delivery of the shares or by providing an affidavit affirming ownership of the shares) of shares of Common Stock already owned by the Optionee for at least six months, (iii) broker-assisted "cashless exercise" in which the Optionee delivers a notice of exercise together with irrevocable instructions to a broker acceptable to the Company to sell shares of Common Stock (or a sufficient portion of such shares) acquired upon exercise of the Stock Option and remit to the Company a sufficient portion of the sale proceeds to pay the total option price and any withholding tax obligation resulting from such exercise, (iv) any other manner permitted by law, or (v) any combination of the foregoing.

(e) No Shareholder Rights. An Optionee shall have no rights to dividends or other rights of a shareholder with respect to shares subject to a Stock Option until the Optionee has duly exercised the Stock Option and a certificate for such shares has been duly issued (or the Optionee has otherwise been duly recorded as the owner of the shares on the books of the Company).

(f) Termination of Employment or Relationship. Following the termination of an Optionee's employment or other Relationship with the Company or its Subsidiaries, the Stock Option shall be exercisable to the extent determined by the Committee. The Committee may provide different post-termination exercise provisions which may vary based on the nature of and reason for the termination. The Committee may provide that, notwithstanding the option term fixed pursuant to Section 6.2(b), a Non-Qualified Option which is outstanding on the date of an Optionee's death shall remain outstanding for an additional period after the date of such death. The Committee shall have absolute discretion to determine the date and circumstances of any termination of employment or other Relationship.

(g) Non-transferability. Unless otherwise provided by the Committee, (i) Stock Options shall not be transferable by the Optionee other than by will or by the laws of descent and distribution, and (ii) during the Optionee's lifetime, all Stock Options shall be exercisable only by such Optionee. The Committee, in its sole discretion, may permit Stock Options to be transferred to such other transferees and on such terms and conditions as may be determined by the Committee.

(h) Surrender Rights. The Committee may, after considering any accounting impact to the Company, provide that Stock Options may be surrendered for cash upon any terms and conditions set by the Committee.

6.3 Notwithstanding the provisions of Section 6.2, Incentive Options shall be subject to the following additional restrictions:

(a) Option Price. No Incentive Option shall have an option price which is less than the Fair Market Value of the Common Stock on the date of the award of the Incentive Option (or, with respect to awards to prospective Employees, on the first day of employment).

(b) Option Term. No Incentive Option shall be exercisable more than ten years after the date such Incentive Stock Option is awarded.

(c) Additional Limitations for 10% Shareholders. No Incentive Option granted to an Employee who owns more than 10% of the total combined voting power of all classes of stock of the Company or any of its parent or subsidiary corporations, as defined in Section 424 of the Code, shall (i) have an option price which is less than 110% of the Fair Market Value of the Common Stock on the date of award of the Incentive Option or (ii) be exercisable more than five years after the date such Incentive Option is awarded.

(d) Exercisability. The aggregate Fair Market Value (determined as of the time the Incentive Option is granted) of the shares with respect to which Incentive Options (granted under the Plan and any other plans of the Company, its parent corporation or subsidiary corporations, as defined in Section 424 of the Code) are exercisable for the first time by an Optionee in any calendar year shall not exceed $100,000.

(e) Notice of Disqualifying Disposition. An Optionee's right to exercise an Incentive Option shall be subject to the Optionee's agreement to notify the Company of any "disqualifying disposition" (for purposes of Section 422 of the Code) of the shares acquired upon such exercise.

(f) Non-transferability. Incentive Options shall not be transferable by the Optionee, other than by will or by the laws of descent and distribution. During the Optionee's lifetime, all Incentive Options shall be exercisable only by such Optionee.

(g) Last Grant Date. No Incentive Option shall be granted more than ten years after the earlier of the date of adoption of the Plan by the Board or approval of the Plan by the Company's shareholders.

The Committee may, with the consent of the Optionee, amend an Incentive Option in a manner that would cause loss of Incentive Option status, provided the Stock Option as so amended satisfies the requirements of Section 6.2.

6.4 Substitute Options. In connection with a merger or consolidation of an entity with the Company or the acquisition by the Company of property or stock of an entity, the Committee may grant Stock Options in substitution for any options or other stock awards or stock-based awards granted by such entity or an affiliate thereof. Such substitute Stock Options may be granted on such terms as the Committee deems appropriate in the circumstances, notwithstanding any limitations on Stock Options contained in other provisions of this Section 6.

SECTION 7. Stock Appreciation Rights

7.1 A Stock Appreciation Right shall entitle the holder thereof to receive, for each share as to which the award is granted, payment of an amount, in cash, shares of Common Stock, or a combination thereof, as determined by the Committee, equal in value to the excess of the Fair Market Value of a share of Common Stock on the date of exercise over an amount specified by the Committee. Any such award shall be in such form and shall have such terms and conditions as the Committee may determine. The grant shall specify the number of shares of Common Stock as to which the Stock Appreciation Right is granted.

7.2 The Committee may provide that a Stock Appreciation Right may be exercised only within the 60-day period following occurrence of a Change in Control (as defined in Section 14.2) (such Stock Appreciation Right being referred to herein as a *"Limited Stock Appreciation Right"*). The Committee may also provide that in the event of a Change in Control the amount to be paid upon exercise of a Stock Appreciation Right shall be based on the Change in Control Price (as defined in Section 14.3).

SECTION 8. Restricted Stock

Subject to the following provisions, all awards of Restricted Stock shall be in such form and shall have such terms and conditions as the Committee may determine:

(a) The Restricted Stock award shall specify the number of shares of Restricted Stock to be awarded, the price, if any, to be paid by the recipient of the Restricted Stock and the date or dates on which, or the conditions upon the satisfaction of which, the Restricted Stock will vest. The grant and/or the vesting of Restricted Stock may be conditioned upon the completion of a specified period of service with the Company and/or its Subsidiaries, upon the attainment of specified performance objectives, or upon such other criteria as the Committee may determine.

(b) Stock certificates representing the Restricted Stock awarded under the Plan shall be registered in the award holder's name, but the Committee may direct that such certificates be held by the Company on behalf of the award holder. Except as may be permitted by the Committee, no share of Restricted Stock may be sold, transferred, assigned, pledged or otherwise encumbered by the award holder until such share has vested in accordance with the terms of the Restricted Stock award. At the time Restricted Stock vests, a certificate for such vested shares shall be delivered to the award holder (or his or her designated beneficiary in the event of death), free of all restrictions.

(c) The Committee may provide that the award holder shall have the right to vote and/or receive dividends on Restricted Stock. Unless the Committee provides otherwise, Common Stock received as a dividend on, or in connection with a stock split of, Restricted Stock shall be subject to the same restrictions as the Restricted Stock.

(d) Except as may be provided by the Committee, in the event of an award holder's termination of employment or other Relationship before all of his or her Restricted Stock has vested, or in the event any conditions to the vesting of Restricted Stock have not been satisfied prior to any deadline for the satisfaction of such conditions set forth in the award, the shares of Restricted Stock which have not vested shall be forfeited, and the Committee may provide that (i) any purchase price paid by the award holder shall be returned to the award holder or (ii) a cash payment equal to the Restricted Stock's Fair Market Value on the date of forfeiture, if lower, shall be paid to the award holder.

(e) The Committee may waive, in whole or in part, any or all of the conditions to receipt of, or restrictions with respect to, any or all of the award holder's Restricted Stock (except that the Committee may not waive conditions or restrictions with respect to awards intended to qualify under Section 162(m) of the Code unless such waiver would not cause the award to fail to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code).

SECTION 9. Deferred Stock Awards

Subject to the following provisions, all awards of Deferred Stock shall be in such form and shall have such terms and conditions as the Committee may determine:

(a) The Deferred Stock award shall specify the number of shares of Deferred Stock to be awarded and the duration of the period (the "***Deferral Period***") during which, and the conditions under which, receipt of the Common Stock will be deferred. The Committee may condition the grant or vesting of Deferred Stock, or receipt of Common Stock or cash at the end of the Deferral Period, upon the completion of a specified period of service with the Company and/or its Subsidiaries, upon the attainment of specified performance objectives, or upon such other criteria as the Committee may determine.

(b) Except as may be provided by the Committee, Deferred Stock awards may not be sold, assigned, transferred, pledged or otherwise encumbered during the Deferral Period.

(c) At the expiration of the Deferral Period, the award holder (or his or her designated beneficiary in the event of death) shall receive (i) certificates for the number of shares of Common Stock equal to the number of shares covered by the Deferred Stock award, (ii) cash equal to the Fair Market Value of such Common Stock, or (iii) a combination of shares and cash, as the Committee may determine.

(d) Except as may be provided by the Committee, in the event of an award holder's termination of employment or other Relationship before the Deferred Stock has vested, his or her Deferred Stock award shall be forfeited.

(e) The Committee may waive, in whole or in part, any or all of the conditions to receipt of, or restrictions with respect to, Common Stock or cash under a Deferred Stock award (except that the Committee may not waive conditions or restrictions with respect to awards intended to qualify under Section 162(m) of the Code unless such waiver would not cause the award to fail to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code).

SECTION 10. Bonus Stock Awards

The Committee may award Bonus Stock to any eligible award recipient subject to such terms and conditions as the Committee shall determine. The grant of Bonus Stock may, but need not, be conditioned upon the attainment of specified performance objectives or upon such other criteria as the Committee may determine. The Committee may waive such conditions in whole or in part (except that the Committee may not waive conditions or restrictions with respect to awards intended to qualify under Section 162(m) of the Code unless such waiver would not cause the award to fail to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code). Unless otherwise specified by the Committee, no money shall be paid by the recipient for the Bonus Stock. Alternatively, the Committee may, after considering any accounting impact to the Company, offer eligible employees the opportunity to purchase Bonus Stock at a discount from its Fair Market Value. The Bonus Stock award shall be satisfied by the delivery of the designated number of shares of Common Stock which are not subject to restriction.

SECTION 11. Election to Defer Awards

The Committee may permit an award recipient to elect to defer payment of an award for a specified period or until a specified event, upon such terms as are determined by the Committee.

SECTION 12. Non-Employee Director Options

12.1 In addition to any other award which may be granted under the Plan, each Non-Employee Director shall be granted on the first trading day following the close of each annual meeting of the Company's shareholders a Director Option to purchase four thousand (4,000) shares of Common Stock.

12.2 Director Options shall be Non-Qualified Options and shall have the following terms and conditions:

(a) Option Price. The option price per share of Common Stock purchasable under a Director Option shall be the Fair Market Value of the Common Stock on the date of grant.

(b) Option Term. The term of a Director Option shall be ten years.

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(c) Exercisability. Each Director Option shall become exercisable and shall vest with respect to all shares subject to such Director Option on the first anniversary of the date of grant, provided that the Optionee is a Non-Employee Director on such date.

(d) Method of Exercise. The Director Option may be exercised in whole or in part at any time during the Option Period by giving the Company notice of exercise in the form approved by the Committee (which may be written or electronic) specifying the number of whole shares to be purchased, accompanied by payment of the aggregate option price for such shares. Payment of the option price may, at the election of the Optionee, be made in any one or more of the following: (i) cash (including cash equivalents), (ii) by delivery (either by actual delivery of the shares or by providing an affidavit affirming ownership of the shares) of whole shares of Common Stock already owned by the Optionee for at least six months (which shares shall be valued at their Fair Market Value on the date of exercise), or (iii) by broker-assisted "cashless exercise" in which the Optionee delivers a notice of exercise together with irrevocable instructions to a broker acceptable to the Company to sell shares of Common Stock (or a sufficient portion of such shares) acquired upon exercise of the Director Option and remit to the Company a sufficient portion of the sales proceeds to pay the total option price for such exercise.

(e) Termination of Service. If the Optionee's service on the Company's Board is terminated by reason of death, such Optionee's Director Options shall become immediately exercisable, and may be exercised within one year of the Non-Employee Director's death (but not beyond the end of their term). If the Optionee's service on the Company's Board is terminated for any other reason, such Optionee's Director Options which are exercisable on the date of such termination of Relationship shall continue to be exercisable for three years from the date of such termination (but not beyond the end of the option term), and any other Director Options held by such Optionee shall terminate immediately.

(f) Transferability. A Non-Employee Director may transfer a Director Option to (i) a revocable trust or other "grantor trust" under Sections 671-677 of the Code for the benefit of the Non-Employee Director during his lifetime, or (ii) one or more of his children, grandchildren and spouse ("family members") or to one or more trusts for the benefit of such family members, or to one or more partnerships in which such family members and the Non-Employee Director are the only partners, or (iii) such other persons or entities as may be permitted by the Board. All transfers of Director Options shall be subject to prior approval by the Board and any terms and conditions as may be imposed by the Board. Except for options transferred as provided in this Section 12.2(f), no Director Option shall be transferable by the Optionee other than by will or by the laws of descent and distribution, and during the Optionee's lifetime, all Director Options shall be exercisable only by the Optionee.

(g) No Shareholder Rights. An Optionee shall have neither rights to dividends nor other rights of a shareholder with respect to shares subject to a Director Option until the Optionee has duly exercised the Director Option and a certificate for such shares has been duly issued (or the Optionee has otherwise been duly recorded as the owner of the shares on the books of the Company).

(h) Surrender Rights. The Committee may, after considering any accounting impact to the Company, provide that Director Options may be surrendered for cash upon any terms and conditions set by the Committee.

SECTION 13. Tax Withholding

13.1 Each award holder shall, no later than the date as of which an amount with respect to an award first becomes includible in such person's gross income for applicable tax purposes, pay to the Company, or make arrangements satisfactory to the Committee regarding payment of, any federal, state, local or other taxes of any kind required by law to be withheld with respect to the award.

The obligations of the Company under the Plan shall be conditional on such payment or arrangements. The Company (and, where applicable, its Subsidiaries), shall, to the extent permitted by law, have the right to deduct the minimum amount of any required tax withholdings from any such taxes from any payment of any kind otherwise due to the award holder.

13.2 To the extent permitted by the Committee, and subject to such terms and conditions as the Committee may provide, an Employee may elect to have the minimum amount of any required tax withholdings with respect to any awards hereunder, satisfied by (i) having the Company withhold shares of Common Stock otherwise deliverable to such person with respect to the award or (ii) delivering to the Company shares of unrestricted Common Stock already owned by the Employee for at least six months. Alternatively, the Committee may require that a portion of the shares of Common Stock otherwise deliverable be applied to satisfy the withholding tax obligations with respect to the award.

SECTION 14. Change in Control

14.1 In the event of a Change in Control, unless otherwise determined by the Committee at the time of grant or by amendment (with the award holder's consent) of such grant:

(a) all outstanding Stock Options (including Director Options) and all outstanding Stock Appreciation Rights (including Limited Stock Appreciation Rights) awarded under the Plan shall become fully exercisable and vested;

(b) the restrictions and vesting conditions applicable to any outstanding Restricted Stock and Deferred Stock awards under the Plan shall lapse and such shares and awards shall be deemed fully vested;

(c) the Committee may, in its sole discretion, accelerate the payment date of all Restricted Stock and Deferred Stock awards; and

(d) to the extent the cash payment of any award is based on the Fair Market Value of Common Stock, such Fair Market Value shall be the Change in Control Price.

14.2 A *"Change in Control"* shall be deemed to occur on:

(i) the date that both

(A) any person, corporation, partnership, syndicate, trust, estate or other group acting with a view to the acquisition, holding or disposition of securities of the Company, becomes, directly or indirectly, the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934 ("Beneficial Owner"), of securities of the Company representing 35% or more of the voting power of all securities of the Company having the right under ordinary circumstances to vote at an election of the Board ("Voting Securities"), other than by reason of (x) the acquisition of securities of the Company by the Company or any of its Subsidiaries or any employee benefit plan of the Company or any of its Subsidiaries, (y) the acquisition of securities of the Company directly from the Company, or (z) the acquisition of securities of the Company by one or more members of the Hillenbrand Family (which term shall mean descendants of John A. Hillenbrand and their spouses, trusts primarily for their benefit or entities controlled by them), and

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(B) members of the Hillenbrand Family cease to be, directly or indirectly, the Beneficial Owners of Voting Securities having a voting power equal to or greater than that of such person, corporation, partnership, syndicate, trust, estate or group;

(ii) the consummation of a merger or consolidation of the Company with another corporation unless

(A) the shareholders of the Company, immediately prior to the merger or consolidation, beneficially own, immediately after the merger or consolidation, shares entitling such shareholders to 50% or more of the voting power of all securities of the corporation surviving the merger or consolidation having the right under ordinary circumstances to vote at an election of directors in substantially the same proportions as their ownership, immediately prior to such merger or consolidation, of Voting Securities of the Company;

(B) no person, corporation, partnership, syndicate, trust, estate or other group beneficially owns, directly or indirectly, 35% or more of the voting power of the outstanding voting securities of the corporation resulting from such merger or consolidation except to the extent that such ownership existed prior to such merger or consolidation; and

(C) the members of the Company's Board, immediately prior to the merger or consolidation, constitute, immediately after the merger or consolidation, a majority of the board of directors of the corporation issuing cash or securities in the merger;

(iii) the date on which a majority of the members of the Board consist of persons other than Current Directors (which term shall mean any member of the Board on the date hereof and any member whose nomination or election has been approved by a majority of Current Directors then on the Board);

(iv) the consummation of a sale or other disposition of all or substantially all of the assets of the Company; or

(v) the date of approval by the shareholders of the Company of a plan of complete liquidation of the Company.

14.3 "*Change in Control Price*" means the highest price per share of Common Stock paid in any transaction reported on any national market or securities exchange where the Common Stock is traded, or paid or offered in any transaction related to a Change in Control at any time during the 90-day period ending with the Change in Control. Notwithstanding the foregoing sentence, in the case of Stock Appreciation Rights granted in tandem with Incentive Options, the Change in Control Price shall be the highest price paid on the date on which the Stock Appreciation Right is exercised.

SECTION 15. General Provisions

15.1 Each award under the Plan shall be subject to the requirement that, if at any time the Committee shall determine that (i) the listing, registration or qualification of the Common Stock subject or related thereto upon any securities exchange or market or under any state or federal law, or (ii) the consent or approval of any government regulatory body or (iii) an agreement by the recipient of an award with respect to the disposition of Common Stock, is necessary or desirable in order to satisfy any legal requirements, or (iv) the issuance, sale or delivery of any shares of Common Stock is or may in the circumstances be unlawful under the laws or regulations of any applicable jurisdiction, the right to exercise such Stock Option shall be suspended, such award shall not be granted and such shares will not be issued, sold or delivered, in whole or in part, unless such listing, registration, qualification, consent, approval or agreement shall have been effected or obtained free of any conditions not acceptable to the Committee, and the Committee determines that the issuance, sale or delivery of the shares is lawful.

The application of this Section shall not extend the term of any Stock Option or other award. The Company shall have no obligation to effect any registration or qualification of the Common Stock under federal or state laws or to compensate the award holder for any loss caused by the implementation of this Section 15.1.

15.2 The Committee may provide, at the time of grant or by amendment with the award holder's consent, that an award and/or Common Stock acquired under the Plan shall be forfeited, including after exercise or vesting, if within a specified period of time the award holder engages in any of the conduct described below ("Disqualifying Conduct"). Disqualifying Conduct shall mean (i) the award holder's performance of service for a competitor of the Company and/or its Subsidiaries, including service as an employee, director, or consultant, or the establishing by the award holder of a business which competes with the Company and/or its Subsidiaries, (ii) the award holder's solicitation of employees or customers of the Company and/or its Subsidiaries (iii) the award holder's improper use or disclosure of confidential information of the Company and/or its Subsidiaries or (iv) material misconduct by the award holder in the performance of such award holder's duties for the Company and/or its Subsidiaries, as determined by the Committee.

15.3 Nothing set forth in this Plan shall prevent the Board from adopting other or additional compensation arrangements.

15.4 Nothing in the Plan nor in any award hereunder shall confer upon any award holder any right to continuation of his or her employment by or other Relationship with the Company or its Subsidiaries, or interfere in any way with the rights of any such company to terminate such employment or other Relationship.

15.5 Neither the Plan nor any award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or Subsidiary and an award recipient, and no award recipient will, by participation in the Plan, acquire any right in any specific Company property, including any property the Company may set aside in connection with the Plan. To the extent that any award recipient acquires a right to receive payments from the Company or any Subsidiary pursuant to an award, such right shall not be greater than the right of an unsecured general creditor of the Company or its Subsidiaries.

15.6 The Plan and all awards hereunder shall be governed by the laws of the State of Indiana without giving effect to conflict of laws principles.

SECTION 16. Amendments and Termination

16.1 The Plan shall be of unlimited duration. The Board may discontinue the Plan at any time and may amend it from time to time. No amendment or discontinuation of the Plan shall adversely affect any award previously granted without the award holder's written consent. Amendments may be made without shareholder approval except as required to satisfy applicable laws or regulations or the requirements of any stock exchange or market on which the Common Stock is listed or traded.

16.2 The Committee may amend the terms of any award prospectively or retroactively; provided, however, that no amendment shall impair the rights of the award holder without his or her written consent.

SECTION 17. Effective Date of Plan

17.1 The Plan shall be effective on January 15, 2002, subject to approval by the Company's shareholders within 12 months of such date.

HILLENBRAND INDUSTRIES, INC.
AUDIT COMMITTEE CHARTER

Mission Statement

The Audit Committee ("Committee") shall assist the Board of Directors of the Company ("Board") in fulfilling its oversight responsibilities regarding financial reports and financial controls of the Company. In discharging that role, the Committee shall review the Company's financial reporting process, its system of internal control, and the internal and external audit process. The Committee will endeavor to maintain effective working relationships with the Board, management, and the internal and external auditors. Each Committee member will maintain an understanding of the requirements of membership which are necessary to meet and fulfill Committee responsibilities.

Organization

The Board shall arrange that:

1. The Committee shall be comprised of at least three qualified and independent members. All members should possess, at a minimum, basic financial statement and financial processes skills and understanding, as such qualification is interpreted by the Board, or acquire such skills within a reasonable period of time from joining the Committee.

2. At least one member of the Committee must have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment.

3. The Committee shall be chaired by a person appointed by the Board and deemed as capable, qualified and competent in dealing with financial controls and related issues.

Meetings shall be held not less than quarterly, usually in conjunction with the Company's regular quarterly Board meetings.

Roles and Responsibilities

The Committee's responsibility is oversight, and it recognizes that the Company's management is responsible for preparing the Company's financial statements. Additionally, the Committee recognizes that financial management (including the internal audit staff), as well as the external auditors, have more knowledge and more detailed information about the Company than do the members of the Committees. Consequently, in carrying out its oversight responsibilities the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the external auditor's work.

In this regard, the following functions shall be the common recurring activities of the Committee in carrying out its oversight function. These functions are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances.

Financial Reporting

The Committee shall:

1. Review with management and the external auditors any financial statement issues and the results of the audit.

2. Review management's disposition of proposed significant audit adjustments as identified by the external auditors.

3. Inquire into the fairness of the statements and disclosures by requesting explanations from management and from the internal and external auditors on whether:

   • Generally accepted accounting principles have been consistently applied.

   • There are any significant or unusual events or transactions.

   • The Company's financial and operating controls are functioning effectively.

   • The Company's financial statements contain adequate and appropriate disclosures.

4. Review with the external auditors their views as to the quality of the Company's accounting principles and financial reporting practices.

5. Review and discuss with management the Company's annual audited financial statements and recommend to the Board the inclusion of the Company's audited financial statements in its Annual Report on Form 10-K.

6. Either as a full Committee or, at a minimum, the Chairman, be available prior to the Company's filing of each Form 10-Q, or Form 10-K, to discuss with the external auditors the matters required to be brought to the Committee's attention by Statement on Auditing Standards No. 61, as well as other matters that should be communicated to the Committee by the external auditors.

Internal Control

The Committee shall:

1. Review with management, as well as internal and external auditors, the Company's business risk management process, including the adequacy of the Company's overall control environment and controls in selected areas representing significant financial and business risk.

2. Require that the internal and external auditors and management keep the Committee informed about any significant fraud, illegal acts, or deficiencies in internal control, and similar significant matters.

3. Create an opportunity that significant findings and recommendations made by the internal and external auditors can be received and discussed on a timely basis.

4. Gain an understanding of whether internal control recommendations made by internal and external auditors have been implemented by management.

5. Inquire as to the extent to which internal and external auditors review computer systems and applications and the security of such systems and applications.

Internal Audit

The Committee shall review, as often as it deems necessary:

1. The annual audit plan, activities and organizational structure of the internal audit function.

2. The qualifications of the internal audit function and, when necessary, participate in the appointment, replacement, reassignment, or dismissal of the Director of Internal Audit.

3. The effectiveness of the internal audit function.

External Audit

The Committee shall review:

1. The external auditors' proposed audit scope and approach.

2. The performance of the external auditors and thereupon has the ultimate authority and responsibility to recommend to the Board the appointment or discharge of the external auditors, it being understood that the external auditors are ultimately accountable to the Committee and the Board.

3. The external auditors' written submission of their independence and discuss with the external auditors any disclosed relationships or services that may impact their objectivity and independence, and thereupon recommend the appropriate Board action which should be taken in response to the external auditors' independence report.

Other Responsibilities

The Committee shall:

1. Meet, or create the opportunity to meet, when determined necessary, with the external auditors, Director of Internal Audit, and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately.

2. Update the Board about Committee activities and make appropriate recommendations, as often as the Board deems appropriate.

3. Assist in satisfying other oversight functions as requested by the Board.

4. Annually review and assess the continuing adequacy of this charter, and, if appropriate, recommend changes for the approval of the Board.

5. Prepare a report to shareholders to be included in the Company's proxy statements as required by the Securities and Exchange Commission.

General Limitations

The above responsibilities are discharged through evaluating reports given to the Audit Committee, presentations made to the Audit Committee and other significant financial reporting decisions which are reported to the Audit Committee by management and by the Company's internal and external auditors. Within the bounds of sound business judgment and assessment, and to the extent permitted by the Indiana Business Corporation Law, each member of the Committee shall be entitled to rely on the integrity of the people and organizations from whom the Committee receives such information. The Audit Committee may also retain independent counsel, accountants or others, as it deems appropriate. Furthermore, in fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Company and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing.

While the Committee has the responsibilities set forth in this charter, it is not the duty of the Committee to plan or conduct internal control or other audits, or to evaluate the internal control structure, or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. These are the responsibilities of management and the external auditors.

HILLENBRAND INDUSTRIES, INC.
APRIL 9, 2002 10:00 A.M.

☐ Mark this box with an X if you have made changes to your name or address details below.

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Proxy Card

Please mark vote in box in the following manner using dark ink only. ☒

The Board of Directors Recommends a Vote "FOR" the listed nominees.				The Board of Directors Recommends a Vote "FOR" the following proposals.			
1. Election of director nominees to serve three year terms as directors.	**For**	**Withhold**			**For**	**Against**	**Abstain**
01. John C. Hancock	☐	☐		2. Approval of the Hillenbrand Industries, Inc. Stock Incentive Plan.	☐	☐	☐
02. John A. Hillenbrand II	☐	☐		3. Ratification of the appointment of PricewaterhouseCoopers LLP as independent auditors.	☐	☐	☐
03. Frederick W. Rockwood	☐	☐		4. In their discretion upon such other business as may properly come before the meeting or any adjournment thereof.	☐	☐	☐

THIS PROXY MAY BE REVOKED AT ANY TIME BEFORE IT IS EXERCISED.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS GIVEN, THE SHARES WILL BE VOTED FOR ITEMS 1, 2 AND 3. IF ANY DIRECTOR NOMINEE SHOULD BE UNABLE TO SERVE, THE SHARES WILL BE VOTED FOR A SUBSTITUTE NOMINEE SELECTED BY THE BOARD OF DIRECTORS. IF ANY OTHER BUSINESS COMES BEFORE THE MEETING, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN THE DISCRETION OF THE PROXY HOLDERS.

Please sign name and title exactly as shown on label on this proxy card.

IMPORTANT: This proxy is solicited on behalf of the Board of Directors. Please mark, sign, date and return this proxy promptly in the enclosed envelope. When signing as attorney, executor, administrator, trustee, partner, officer or guardian, please give your full title. If shares are held jointly, all holders must sign the proxy. No postage is required if mailed in the United States.

Signature   Signature   Date

_____   _____   _____ / _____ / _____

Hillenbrand Industries, Inc.

Proxy for Annual Meeting Of Shareholders To Be Held April 9, 2002
PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned appoints Ray J. Hillenbrand and Frederick W. Rockwood, or either of them, with full power of substitution, as proxies to vote all the shares of the undersigned at the Annual Meeting of Shareholders of Hillenbrand Industries, Inc. (the "Company") to be held at the Sherman House, 35 South Main Street, Batesville, Indiana 47006-0067, on April 9, 2002 at 10:00 a.m., local time, and at any adjournments of the meeting, on the matters listed on the reverse side.

(continued and to be signed on reverse side)

*** YOU CAN VOTE BY TELEPHONE OR INTERNET! AVAILABLE 24 HOURS A DAY 7 DAYS A WEEK ***

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy. Have this proxy card in hand when you call.

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TO VOTE BY TELEPHONE
(within the U.S. and Canada ONLY)

- Call toll free 1-877-550-2520 from a touch tone telephone. There is **NO CHARGE** for this call.
- Enter six-digit Control Number located below and then follow the voting instructions.

Option 1: If you choose to vote as the Board of Directors recommends on ALL proposals, press 1. When asked, please confirm your vote by pressing 1 again.

Option 2: If you choose to vote on EACH proposal SEPARATELY, press 0 and follow the recorded instructions. Your vote selections will be repeated and you will have an opportunity to confirm them.

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TO VOTE BY INTERNET

- Go to the following web site: **www.computershare.com/us/proxy**
- Enter the information requested on your computer screen, including your six-digit Control Number located below, then follow the voting instructions on the screen.

If you vote by telephone or the Internet, DO NOT mall back this proxy card.

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Proxies submitted by telephone or the Internet must be received by 12:00 midnight, Central Time, on April 8, 2002.
THANK YOU FOR VOTING

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